HellerEhrman

06013487

May 9, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SEC MAIL PROCESSING SECTION RECEIVED MAY 16 2006 WASH, D.C. 190

SUPPL

SEC FILE NO. 82-3850

Re: Galaxy Entertainment Group Limited
(formerly known as K. Wah Construction Materials Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Galaxy Entertainment Group Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of annual general meeting, dated April 28, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on April 28, 2006;

(2) The Company's circular regarding proposals for re-election of directors, general mandate to repurchase shares and refreshment of scheme mandate limit under the share option scheme, dated April 28, 2006;

(3) The Company's 2005 annual report, dated April 28, 2006 together with a proxy form;

(4) The Company's announcement regarding the audited financial results of Galaxy Casino, S.A. for the year ended December 31, 2005, dated April 26, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on April 26, 2006;

(5) The Company's announcement regarding annual results for the year ended December 31, 2005, dated April 11, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on April 12, 2006;

(6) The Company's announcement regarding change of registered office, dated February 22, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on February 23, 2006;

(7) The Company's announcement regarding disclosure under rule 13.09(1) of the listing rules amendment to the terms of the series 'B' fixed rate notes, dated January 16, 2006, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on January 17, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Galaxy Entertainment Group Limited

19063\0002\36

GALAXY ENTERTAINMENT GROUP LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 29th June 2006 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2005;
2. To elect directors and fix the directors' remuneration;
3. To re-appoint auditors and authorise the directors to fix their remuneration;
4. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

4.1 **"THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

4.2 **"THAT**

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing the Resolution set out as resolution 4.1 in the notice of the meeting of which this Resolution forms a part),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

4.3 **"THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 4.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

4.4 **"THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the shares of the Company ("Shares") which may be issued under the share option scheme adopted by the Company on 30th May 2002 ("Share Option Scheme"), the existing scheme mandate limit in respect of the granting of options to subscribe for Shares be refreshed and renewed provided that the total number of Shares which may be allotted and issued pursuant to the grant or exercise of the options under the Share Option Scheme (excluding options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme) shall not exceed 10% of the Shares in issue as at the date of passing this resolution ("Refreshed Limit") and that the directors of the Company be and are hereby authorised, subject to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, to grant options under the Share Option Scheme up to the Refreshed Limit and to exercise all the powers of the Company to allot, issue and deal with the Shares pursuant to the exercise of such options."

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 28th April 2006

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
2. A form of proxy for use in connection with the meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
3. Concerning agenda item 2 above, Mr. Joseph Chee Ying Keung, Ms. Paddy Tang Lui Wai Yu and Mr. Moses Cheng Mo Chi will retire by rotation at the meeting and, being eligible, offer themselves for re-election. Details of the above directors are set out in the circular enclosed with the Annual Report.
4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in the circular enclosed with the Annual Report.
5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.
6. Concerning agenda item 4.4 above, approval is being sought from members for a refreshment of the scheme mandate limit under the share option scheme adopted by the members on 30th May 2002. Information in respect of the refreshment which is required to be disclosed to the members under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the circular enclosed with the Annual Report.

As at the date of this notice, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent

2006年4月28日 星期五 香港經濟日報

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

股東週年大會通告

茲訂於二零零六年六月二十九日星期四上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開二零零六年銀河娛樂集團有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師報告書；
2. 選舉董事，及釐定董事袍金；
3. 重聘核數師，並授權董事會釐定其酬金；
4. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

4.1 「**動議**：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

4.2 「**動議**：

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通決議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過載有本議案之大會通告內第4.1項議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

4.3 「**動議**授權本公司董事會，就載有本議案之大會通告內第4.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

4.4 「**動議**在香港聯合交易所有限公司上市委員會批准因根據本公司於二零零二年五月三十日採納之認股權計劃(「認股權計劃」)可能發行之本公司股份(「股份」)上市及買賣後，更新及重續現時有關授出可認購股份之認股權之計劃授權限額，惟因根據認股權計劃授出認股權或因認股權獲行使而可能予以配發及發行之股份總數(不包括根據認股權計劃先前已授出、未行使、已註銷、失效或已行使之認股權)不得超過本議案通過當日已發行股份之百分之十(「更新限額」)，並授權本公司董事，在符合香港聯合交易所有限公司證券上市規則之前提下，根據認股權計劃授出數目最高達更新限額之認股權，並行使本公司一切權力以配發、發行及處理因該等認股權獲行使而發行之股份。」

承董事會命
公司秘書
陳麗潔

香港，二零零六年四月二十八日

附註：

一、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

二、 大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述議案第2項，徐應強先生、鄧呂慧瑜女士及鄭慕智先生將於大會上輪席告退，彼等表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨年報附上之通函。

四、 關於上述議案第4.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

五、 關於上述議案第4.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之新增股份。

六、 關於上述議案第4.4項，提出要求股東批准更新由股東於二零零二年五月三十日採納之認股權計劃之計劃授權限額。根據香港聯合交易所有限公司證券上市規則須向股東披露之有關更新之資料，已載於隨附年報之通函內。

於本通告日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2005.

GALAXY ENTERTAINMENT GROUP LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME

28th April 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Affiliate"	any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company
"Annual General Meeting"	the annual general meeting of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 29th June 2006 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31st December 2005
"Article(s)"	article(s) of the Articles of Association
"Articles of Association"	articles of association of the Company
"associates"	has the meaning ascribed to the expression under the Listing Rules
"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Dr. Lui"	Dr. Lui Che Woo, a director and the Chairman of the Company
"Employee"	any person employed (on a full-time or part-time basis) by the Company or any affiliate and any person who is a senior executive or director (whether executive or non-executive) of the Company or any affiliate
"Extraordinary General Meeting"	the extraordinary general meeting of the Company held on 12th October 2005
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and a substantial shareholder of the Company
"Latest Practicable Date"	24th April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lui Family Members"	family members comprising Dr. Lui, his spouse, sons and daughters
"Qualifying Grantee"	any Employee or any consultant, agent, representative or adviser of the Company or any affiliate; or any person who provides goods or services to the Company or any affiliate; or any customer or contractor of the Company or any affiliate; or any business ally or joint venture partners of the Company or any affiliate; or any trustee of any trust established for the benefit of Employees
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Scheme Mandate Limit"	has the meaning ascribed thereto in the section headed "Refreshment of the Scheme Mandate Limit under the Share Option Scheme" in the Letter from the Board in this circular
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the share option scheme adopted by the Company at the annual general meeting of the Company held on 30th May 2002
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trusts"	the two discretionary Lui Family trusts established by Dr. Lui as founder
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

GALAXY ENTERTAINMENT GROUP LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

28th April 2006

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% of the Company's issued share capital as at the date of passing of such resolution; and (iii) the refreshment of the Scheme Mandate Limit.

RE-ELECTION OF DIRECTORS

Pursuant to Article 106(A) of the Articles of Association, Mr. Joseph Chee Ying Keung, Ms. Paddy Tang Lui Wai Yu and Mr. Moses Cheng Mo Chi shall retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

GENERAL MANDATE TO REPURCHASE SHARES

At the Extraordinary General Meeting, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate").

The Existing Repurchase Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate increases the flexibility of the Board in managing the Company's affairs and is in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

A new general mandate to repurchase Shares representing up to 10% of the issued share capital of the Company as at the date of passing of such resolution as set out in Resolution 4.1 in the notice of the Annual General Meeting will be proposed at the Annual General Meeting ("New Repurchase Mandate").

With reference to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 4.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular.

REFRESHMENT OF THE SCHEME MANDATE LIMIT UNDER THE SHARE OPTION SCHEME

The Share Option Scheme was adopted on 30th May 2002. Pursuant to the terms of the Share Option Scheme, among other things:

(1) the overall limit on number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time ("Overall Limit");

(2) the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as at the date of adoption of the Share Option Scheme on 30th May 2002 ("Scheme Mandate Limit"); and

(3) the Company may by ordinary resolution of the Shareholders refresh the Scheme Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of approval of the limit. In this connection, options previously granted under the schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the scheme or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

Apart from the Share Option Scheme, the Company has no other share option scheme in effect as at the Latest Practicable Date.

The existing Scheme Mandate Limit of the Share Option Scheme is 121,787,040 Shares, being 10% of the Shares in issue as at the date of adoption of the Share Option Scheme on 30th May 2002. As at the Latest Practicable Date, options carrying rights to subscribe for a total of 61,736,000 Shares have been

granted under the Share Option Scheme, 14,344,000 of which have been exercised, 1,782,000 of which have lapsed and 45,610,000 of which remain unexercised. Accordingly, 61,833,040 options, the underlying Shares of which represent approximately 1.88% of the existing issued share capital of the Company, are available to be granted under the Scheme Mandate Limit.

If the Scheme Mandate Limit is refreshed, on the basis of 3,290,579,361 Shares in issue as at the Latest Practicable Date and assuming that no Shares are issued or purchased by the Company prior to the Annual General Meeting, the Scheme Mandate Limit will be refreshed to 329,057,936 Shares and the Company will be allowed to grant further options under the Share Option Scheme and any other schemes of the Company carrying the rights to subscribe for a maximum of 329,057,936 Shares ("Refreshed Limit").

The purpose of the Share Option Scheme is to enable the Company to grant options to the Qualifying Grantees so as to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to the Qualifying Grantees and to promote the long term financial success of the Company by aligning the interest of option holders to Shareholders. The Directors believe that the Share Option Scheme can provide Qualifying Grantees with the opportunity to acquire proprietary interests in the Company and to encourage them to work towards enhancing the value of the Company and the Shares. However, the effectiveness of the Scheme Mandate Limit has been significantly reduced as the issued share capital of the Company has substantially increased following the issue by the Company of new Shares, inter alia, 1,840,519,798 Shares pursuant to the acquisition announced on 18th April 2005 and 146,000,000 Shares pursuant to the top-up placement announced on 21st April 2005. As at the Latest Practicable Date, 61,833,040 options, the underlying Shares of which represent approximately 1.88% of the existing issued share capital of the Company, are available to be granted under the Scheme Mandate Limit. The Directors consider that the Share Option Scheme can better serve its intended purpose of benefiting the Group and the Shareholders if the Scheme Mandate Limit is refreshed. For these reasons, a resolution will be proposed at the Annual General Meeting for refreshing the Scheme Mandate Limit.

The refreshment of the Scheme Mandate Limit is conditional upon:

a. the Shareholders passing an ordinary resolution to approve the Refreshed Limit in the Annual General Meeting; and

b. the Stock Exchange granting the approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of options under the Refreshed Limit.

Application will be made to the Stock Exchange for the approval of the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of options under the Refreshed Limit.

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out in the Annual Report sent to Shareholders on the same date as this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible and, in any event, so as to be received by the Company, not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

PROCEDURE FOR DEMANDING A POLL

According to Article 75 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate and the refreshment of the Scheme Mandate Limit are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

The details of the Directors proposed for re-election at the Annual General Meeting are set out below:

Mr. Joseph Chee Ying Keung, aged 48, joined the Group in 1982. He has been an executive director of the Company since April 2004 and is the Deputy Managing Director of the Construction Materials Division of the Company. In addition, he is a director of a number of subsidiaries of the Company.

Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 24 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Apart from being an executive director of the Company, Mr. Chee did not hold any directorship in any listed public companies in the past three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Chee's service contract does not provide for a fixed length or proposed length of service with the Company. Mr. Chee is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association. His emoluments covered by the service contract comprise an annual package of HK$2,161,350, a director's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, discretionary share options and discretionary bonuses. A director's fee of HK$80,000 for the year ended 31st December 2005 will be payable to Mr. Chee subject to the approval of the Shareholders at the Annual General Meeting. In addition, Mr. Chee was granted share options by the Company during the year ended 31st December 2005 pursuant to the Share Option Scheme, which entitle him to subscribe for 270,000 Shares at an exercise price of HK$4.59 per Share, amounting to a share-based payment of HK$126,900 being recognized as his staff cost in the profit and loss statement of the Company. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Chee has interests in 2,450,000 Shares and share options entitling him to subscribe for 270,000 Shares. Save as disclosed, Mr. Chee has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Mr. Chee's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.52(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

Ms. Paddy Tang Lui Wai Yu, JP, aged 52, joined the Group in 1980 and has been an executive director of the Company since August 1991. She is also an executive director of KWIH, a substantial shareholder of the Company, which is listed on the Stock Exchange. In addition, she is a director of a number of subsidiaries of the Company.

Ms. Tang holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. She is a member of the Election Committee of the HKSAR. She is also a member of the Hong Kong Arts Development Council and a member of the Hong Kong Antiquities Advisory Board.

Save as disclosed above, Ms. Tang did not hold any directorship in any listed public companies in the past three years. Ms. Tang is a daughter of Dr. Lui and the elder sister of Mr. Francis Lui Yiu Tung, a director and the Deputy Chairman of the Company. She is also a direct or indirect discretionary beneficiary of the Trusts which are controlling shareholders of the Company. Save as disclosed, Ms. Tang does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Ms. Tang has no service contract with the Company and there is no fixed length or proposed length of service with the Company. Ms. Tang is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association. The amount of emoluments payable to Ms. Tang comprises an annual director's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, discretionary share options and discretionary bonuses. A director's fee of HK$80,000 for the year ended 31st December 2005 will be payable to Ms. Tang subject to the approval of the Shareholders at the Annual General Meeting. In addition, Ms. Tang was granted share options by the Company during the year ended 31st December 2005 pursuant to the Share Option Scheme, which entitle her to subscribe for 3,400,000 Shares at an exercise price of HK$4.59 per Share, amounting to a share-based payment of HK$3,278,000 being recognized as her staff cost in the profit and loss statement of the Company. Her emoluments are determined by reference to her duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Ms. Tang has interests in 1,910,658,116 Shares (including deemed interests) and share options entitling her to subscribe for 3,400,000 Shares. Save as disclosed, Ms. Tang has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Ms. Tang's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.52(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

Mr. Moses Cheng Mo Chi, GBS, OBE, JP, aged 56, has been a non-executive director of the Company since August 1996. He is also an audit committee member of the Company. Save as disclosed, he does not hold any positions with the Company or any subsidiaries of the Company.

Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He is the Chairman of the Listing Committee of the Stock Exchange. He is a non-official member of the Executive Committee of the Commission on Strategic Development. He was a member of the Legislative Council of Hong Kong from 1991 to 1995.

Mr. Cheng is currently a director of Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile (Hong Kong) Limited, China Resources Enterprise, Limited, City Telecom (H.K.) Limited, Guangdong Investment Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited and Tian An China Investments Limited — all of which are listed on the Stock Exchange. He is also a director of ARA Asset Management (Singapore) Limited, the manager of the Fortune Real Estate Investment Trust which is listed on the Singapore Stock Exchange. He was previously a director of COL Capital Limited, Kingway Brewery Holdings Limited, Pokfulam Development Company Limited, Quality HealthCare Asia Limited and International Financial Network Holdings Ltd. — all of which are listed on the Stock Exchange. Save as disclosed, he did not hold any directorships in any listed public companies in the past three years.

Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, which provides legal services on normal commercial terms to certain companies controlled by Dr. Lui. Save as disclosed, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Cheng has no service contract with the Company and there is no agreed length or proposed length of service with the Company. His existing term as director of the Company will expire at the Annual General Meeting and he shall be subject to retirement by rotation and be eligible for re-election. The amount of director's emoluments payable to Mr. Cheng comprises an annual director's fee and an annual audit committee member's fee which will be proposed by the Board and approved by the shareholders of the Company at the subsequent year's annual general meeting, and discretionary share options. A director's fee of HK$80,000 and an audit committee member's fee of HK$80,000 for the year ended 31st December 2005 will be payable to Mr. Cheng subject to the approval of the Shareholders at the Annual General Meeting. In addition, Mr. Cheng was granted share options by the Company during the year ended 31st December 2005 pursuant to the Share Option Scheme, which entitle him to subscribe for 200,000 Shares at an exercise price of HK$4.59 per Share, amounting to a share-based payment of HK$94,000 being recognized as his staff cost in the profit and loss statement of the Company. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Cheng has interests in share options entitling him to subscribe for 500,000 Shares. Save as disclosed, Mr. Cheng has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Mr. Cheng's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.52(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,290,579,361 Shares. As at the same date, there are outstanding share options granted under the Share Option Scheme and the share option scheme of the Company adopted on 10th September 1996 and expired on 9th September 2000 to subscribe for 53,508,000 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding share options) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 329,057,936 Shares during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Articles of Association or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2005, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Articles of Association and the Companies Ordinance.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and would become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Trusts, Lui Family Members and respective associate and companies controlled by them were interested in 1,721,247,500 Shares representing 52.31% of the issued share capital of the Company. KWIH, which is controlled by one of the Trusts, was interested in 614,984,047 Shares representing 18.69% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full, and taking no account of the exercise of outstanding share options, the aggregate interests of the Trusts, KWIH, Lui Family Members and respective associates and companies controlled by them would be increased to approximately 78.89% of the issued share capital of the Company and the Shares held by the public will fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate which will result in the number of the Shares held by the public being reduced to less than 25%.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2005		
April	11.000	6.450
May	7.600	5.300
June	6.350	5.500
July	5.750	4.475
August	6.150	5.100
September	6.150	5.200
October	5.450	3.550
November	4.575	3.900
December	4.600	3.900
2006		
January	5.300	4.250
February	5.450	4.875
March	7.000	4.950
April (up to the Latest Practicable Date)	7.800	6.550

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士(定義見上市規則)概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回股份之建議授權。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，該等信託、呂氏家族成員及其各自之聯繫人士及受控制公司擁有1,721,247,500股股份(相當於本公司已發行股本的52.31%)之權益。由其中一項該等信託控制之嘉華國際擁有本公司614,984,047股股份(相當於本公司已發行股本的18.69%)之權益。

根據上述持股權益，倘董事根據新購回授權行使全部權力購回股份，且在並無計及行使尚未行使之認股權之情況下，該等信託、嘉華國際、呂氏家族成員及其各自之聯繫人士及受控制公司所持有之權益合計將增至本公司之已發行股本約78.89%，將導致公眾人士持有之股份少於已發行股份總數之25%。董事不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事會現時無意行使新購回授權以致公眾人士持有之股份數目低於25%。

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零五年		
四月	11.000	6.450
五月	7.600	5.300
六月	6.350	5.500
七月	5.750	4.475
八月	6.150	5.100
九月	6.150	5.200
十月	5.450	3.550
十一月	4.575	3.900
十二月	4.600	3.900
二零零六年		
一月	5.300	4.250
二月	5.450	4.875
三月	7.000	4.950
四月(截至最後實際可行日期止)	7.800	6.550

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括3,290,579,361股股份。於同日，根據認股權計劃及本公司於一九九六年九月十日採納並於二零零零年九月九日屆滿的認股權計劃，已經授出且尚未行使之認股權可認購53,508,000股股份。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行（不論為一般性或因行使尚未行使認股權所附之認購權而發行）或購回股份之基準計算，於截至(i)本公司下屆股東週年大會結束；或(ii)章程細則或法例規定本公司須舉行下屆股東週年大會之日，或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日（以最早者為準）止之期間內，本公司可購回最多達329,057,936股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零五年十二月三十一日（即本公司最近期刊發之經審核賬目之結算日）之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求（相對於最近期刊發之經審核財務報表所披露之狀況）或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據章程細則及公司條例之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

鄭先生為一間香港律師事務所胡百全律師事務所之首席合夥人，該事務所按一般商業條款為呂博士控制之若干公司提供法律服務。除披露者外，其與本公司任何董事、高層管理人員或主要股東或控股股東概無任何關係。

鄭先生並無與本公司訂立服務合約，其服務本公司並無設定或擬定固定年期。鄭先生目前擔任本公司董事之任期，將於股東週年大會屆滿，並將須退任並可重選留任。鄭先生獲支付之董事酬金金額包括由董事會建議並經股東於隨後一屆股東週年大會上批准之年度董事袍金及審核委員會成員袍金，以及酌情認股權。如獲股東於股東週年大會上批准，鄭先生將獲支付港幣80,000元作為截至二零零五年十二月三十一日止年度之董事袍金及港幣80,000元作為同年度之審核委員會成員之袍金。此外，本公司於截至二零零五年十二月三十一日止年度內根據認股權計劃向鄭先生授出認股權，鄭先生據此有權按每股股份港幣4.59元之行使價認購200,000股股份，此等認股權之公平值合共港幣94,000元已在本公司損益表內列為其員工成本。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，鄭先生持有可認購500,000股股份之認股權之權益。除披露者外，鄭先生並沒有證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就鄭先生之建議重選留任事宜而言，概無任何須根據上市規則第13.52(2)條第(h)至(v)段之規定予以披露之資料。除本通函所披露者外，董事會並無獲悉任何其他事宜需要股東留意。

除上文所披露者外，鄧女士於過去三年內並無在其他上市公眾公司擔任任何董事職務。鄧女士為呂博士之女及本公司董事兼副主席呂耀東先生之姊。彼亦是作為本公司控股股東之該等信託之直接或間接可能受益人。除披露者外，鄧女士與本公司任何董事、高層管理人員或主要股東或控股股東概無任何關係。

鄧女士並無與本公司訂立服務合約，其服務本公司並無設定或擬定固定年期。鄧女士之委任並無特定任期，惟按照本公司之章程細則須於股東週年大會上退任並可重選留任。鄧女士獲支付之酬金金額包括由董事會建議並經股東於隨後一屆股東週年大會上批准之董事袍金、酌情認股權及酌情花紅。如獲股東於股東週年大會上批准，鄧女士將獲支付港幣80,000元作為截至二零零五年十二月三十一日止年度之董事袍金。此外，本公司於截至二零零五年十二月三十一日止年度內根據認股權計劃向鄧女士授出認股權，鄧女士據此有權按每股股份港幣4.59元之行使價認購3,400,000股股份，此等認股權之公平值合共港幣3,278,000元已在本公司損益表內列為其員工成本。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，鄧女士持有1,910,658,116股股份權益(包括被視為擁有之權益)，並持有可認購3,400,000股股份之認股權之權益。除披露者外，鄧女士並沒有證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就鄧女士之建議重選留任事宜而言，概無任何須根據上市規則第13.52(2)條第(h)至(v)段之規定予以披露之資料。除本通函所披露者外，董事會並無獲悉任何其他事宜需要股東留意。

鄭慕智先生，GBS，OBE，太平紳士，五十六歲，於一九九六年八月起任本公司之非執行董事。彼亦是本公司審核委員會成員。除披露者外，彼並無擔任本公司或其任何附屬公司之任何職位。

鄭先生為一間香港律師事務所胡百全律師事務所之首席合夥人，亦為香港董事學會之創會主席，現為該會之榮譽會長及主席。彼為聯交所上市委員會主席。鄭先生為策略發展委員會之行政委員會非官方委員。彼於一九九一年至一九九五年曾任香港立法局議員。

鄭先生現任北京首都國際機場股份有限公司、中國遠洋控股股份有限公司、中國移動(香港)有限公司、華潤創業有限公司、城市電訊(香港)有限公司、粵海投資有限公司、Kader Holdings Company Limited、廖創興企業有限公司、瑞安建業有限公司及天安中國投資有限公司(全部均為聯交所上市公司)之董事。彼亦為 ARA Asset Management (Singapore) Limited 之董事，該公司為在新加坡證交所上市之 Fortune Real Estate Investment Trust 之管理人。彼曾任中國網絡資本有限公司、金威啤酒集團有限公司、博富臨置業有限公司、卓健亞洲有限公司及國際金融社控股有限公司(全部均為聯交所上市公司)之董事。除披露者外，彼於過去三年內並無在任何上市公眾公司擔任任何董事職務。

擬於股東週年大會上重選留任之董事之詳細資料載列如下：

徐應強先生，四十八歲，於一九八二年加入本集團，於二零零四年四月起任本公司之執行董事，現任本公司建材部副董事總經理。此外，彼擔任本公司多間附屬公司之董事。

徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十四年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

除出任本公司之執行董事外，徐先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。其與本公司任何董事、高層管理人員或主要股東或控股股東概無任何關係。

徐先生之服務合約並無設定或擬定服務本公司之固定年期。徐先生之委任並無特定任期，惟按照本公司之章程細則須於股東週年大會上退任並可重選留任。服務合約涵蓋之酬金包括年度薪酬港幣2,161,350元、將由董事會建議並經股東於隨後一屆股東週年大會上批准之董事袍金、酌情認股權及酌情花紅。如獲股東於股東週年大會上批准，徐先生將獲支付港幣80,000元作為截至二零零五年十二月三十一日止年度之董事袍金。此外，本公司於截至二零零五年十二月三十一日止年度內根據認股權計劃向徐先生授出認股權，徐先生據此有權按每股股份港幣4.59元之行使價認購270,000股股份，此等認股權之公平值合共港幣126,900元已在本公司損益表內列為其員工成本。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，徐先生持有2,450,000股股份權益，並持有可認購270,000股股份之認股權之權益。除披露者外，徐先生並沒有證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就徐先生之建議重選留任事宜而言，概無任何須根據上市規則第13.52(2)條第(h)至(v)段之規定予以披露之資料。除本通函所披露者外，董事會並無獲悉任何其他事宜需要股東留意。

鄧呂慧瑜女士，太平紳士，五十二歲，於一九八零年加入本集團，並於一九九一年八月起任本公司之執行董事。彼亦為本公司主要股東嘉華國際(聯交所上市公司)之執行董事。鄧女士亦是本公司多間附屬公司之董事。

鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員，並為香港藝術發展局成員及香港古物諮詢委員會委員。

要求以投票方式進行表決之程序

根據章程細則第七十五條，於任何股東大會上，除非：(i)大會主席；或(ii)最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iv)持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東要求以投票表決(於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出)，否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事、新購回授權及更新計劃授權限額均符合本公司之最佳利益，故此建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

責任聲明

本通函乃遵照上市規則的規定提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零六年四月二十八日

認購合共61,736,000股股份之認股權，其中14,344,000份認股權已經行使、1,782,000份已經失效及45,610,000份尚未行使。故此，根據計劃授權限額可授出之認股權共有61,833,040份，其相關股份相當於本公司現有已發行股本約1.88%。

倘計劃授權限額獲更新，根據於最後實際可行日期之已發行股份3,290,579,361股計算，並假設本公司在股東週年大會前沒有發行或購回股份，則計劃授權限額將予更新至329,057,936股股份，而本公司將獲准根據認股權計劃及本公司任何其他計劃，再行授出賦予權利認購329,057,936股股份之認股權(「更新限額」)。

認股權計劃旨在讓本公司向合資格承授人授出認股權，以吸引及挽留最優秀之人才，協力發展本公司之業務；向合資格承授人提供額外激勵，並透過令認股權持有人之利益與股東之利益一致，促進本公司長遠達致財政上之成功。董事相信，認股權計劃可為合資格承授人提供機會收購本公司之股本權益，並鼓勵彼等致力工作提升本公司及股份之價值。然而，在本公司發行新股(其中包括根據二零零五年四月十八日公佈之收購事項發行1,840,519,798股股份及根據二零零五年四月二十一日公佈之先舊後新配售發行146,000,000股股份)後，本公司之已發行股本已大幅增加，故計劃授權限額之有效性已大為降低。於最後實際可行日期，根據計劃授權限額可授出之認股權共有61,833,040份，其相關股份相當於本公司現有已發行股本約1.88%。董事認為，倘更新計劃授權限額，則認股權計劃更能達致本身對本集團及股東有利之原意。基於此等原因，股東週年大會上將提呈一項決議案，以更新計劃授權限額。

更新計劃授權限額事宜須待下列條件達成，方可作實：

a. 股東在股東週年大會上通過普通決議案批准更新限額；及

b. 聯交所批准因更新限額項下之認股權獲行使而予發行之股份上市及買賣。

本公司將會向聯交所申請批准因認股權根據更新限額獲行使而予發行之股份上市及買賣。

股東週年大會通告

召開股東週年大會之通告載於與本通函同日寄發予股東之年報內。年報隨附股東週年大會適用之代表委任表格。不論　閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

購回股份之一般授權

本公司已於股東特別大會上通過一項普通決議案，該決議案為有關授予董事購回不多於截至該日本公司已發行股本10%之股份之一般授權(「現有購回授權」)。

現有購回授權將於股東週年大會結束之時屆滿。董事認為現有購回授權增加董事會處理本公司事務之靈活性，並符合股東之利益，而本公司應繼續採納該項授權。

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告內第4.1項決議案所載購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。

關於該項建議新購回授權，董事謹此表明彼等並無即時計劃購回任何股份。

本通函附錄二收錄一份說明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於新購回授權之第4.1項決議案。

更新認股權計劃之計劃授權限額

本公司於二零零二年五月三十日採納認股權計劃。根據認股權計劃之條款，其中包括：

(1) 根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總限額，不得超過不時已發行股份之30%(「主要限額」)；

(2) 根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過二零零二年五月三十日採納認股權計劃當日之已發行股份之10%(「計劃授權限額」)；及

(3) 本公司可由股東通過普通決議案更新計劃授權限額。然而，經更新限額後根據本公司所有計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過批准該限額當日已發行股份之10%。就此而言，先前根據各計劃授出之認股權(包括未行使、已註銷、已根據計劃失效或已行使之認股權)，在計算經更新限額時將不會計算在內。

除認股權計劃外，於最後實際可行日期，本公司並無其他生效之認股權計劃。

認股權計劃現時之計劃授權限額為121,787,040股股份，即二零零二年五月三十日採納認股權計劃當日之已發行股份之10%。於最後實際可行日期，已根據認股權計劃授出賦予權利

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc (主席)
呂耀東 (副主席)
陳啟能
徐應強
羅志聰
鄧呂慧瑜，太平紳士

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*

* 獨立非執行董事

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

敬啟者：

重選董事、
購回股份之一般授權及
更新認股權計劃之計劃授權限額之建議

緒言

本通函旨在向 閣下提供有關在股東週年大會上提呈之決議案之資料。該等決議案為有關(i)重選董事；(ii)授予董事購回最多佔該決議案通過當日之本公司已發行股本10%之股份之一般授權；及(iii)更新計劃授權限額。

重選董事

根據章程細則第一百零六(甲)條，徐應強先生、鄧呂慧瑜女士及鄭慕智先生須於股東週年大會上輪席告退，惟表示如再度獲選，願繼續留任。

擬重選留任之董事之詳細資料載於本通函之附錄一內。

「上市規則」	指	聯交所證券上市規則
「呂氏家族成員」	指	家族成員包括呂博士、其配偶及子女
「合資格承授人」	指	本公司或任何聯屬公司的任何僱員或任何專家顧問、代理、代表或專業顧問；或向本公司或任何聯屬公司提供貨品或服務之任何人士；或本公司或任何聯屬公司之任何客戶或承辦商；或本公司或任何聯屬公司之任何業務夥伴或合營夥伴；或任何為僱員福利而設之信託之任何受託人
「購回守則」	指	香港股份購回守則
「計劃授權限額」	指	本通函董事會函件「更新認股權計劃之計劃授權限額」一節所賦予之涵義
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「認股權計劃」	指	本公司於二零零二年五月三十日舉行之股東週年大會採納之認股權計劃
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「該等信託」	指	呂博士以創立人身份成立之兩項呂氏家族全權信託
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「聯屬公司」	指	(a)本公司之控股公司；或(b)本公司控股公司之附屬公司；或(c)本公司之附屬公司；或(d)本公司之控股股東；或(e)本公司控股股東所控制之公司；或(f)本公司所控制之公司；或(g)本公司控股公司之聯營公司；或(h)本公司之聯營公司
「股東週年大會」	指	本公司將於二零零六年六月二十九日上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開之股東週年大會
「年報」	指	本公司截至二零零五年十二月三十一日止年度之年報
「細則」	指	章程細則內之細則
「章程細則」	指	本公司之組織章程細則
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「呂博士」	指	本公司董事兼主席呂志和博士
「僱員」	指	本公司或任何聯屬公司所僱用之任何人士(不論全職或兼職)及任何擔任本公司或任何聯屬公司之高級管理人員或董事(不論是執行或非執行)之人士
「股東特別大會」	指	本公司於二零零五年十月十二日舉行之股東特別大會
「香港」	指	中華人民共和國香港特別行政區
「嘉華國際」	指	嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市，並為本公司之主要股東
「最後實際可行日期」	指	二零零六年四月二十四日，即本通函付印前就確定其中若干資料之最後實際可行日期

目　錄

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之銀河娛樂集團有限公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零五年十二月三十一日止年度之年報一併閱讀。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

重選董事、
購回股份之一般授權
及
更新認股權計劃之計劃授權限額之建議

二零零六年四月二十八日

South China Morning Post
23 February 2006

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

Stock Code: 27

CHANGE OF REGISTERED OFFICE

The board of directors of Galaxy Entertainment Group Limited (the "Company") announces that the registered office of the Company has been changed to Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong with effect from 22 February 2006.

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 22 February 2006

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

香港經濟日報
2006年2月23日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)

股份代號：27

註冊辦事處地址之變更

銀河娛樂集團有限公司(「本公司」)董事會宣佈，本公司之註冊辦事處地址已由二零零六年二月二十二日起更改為香港中環夏慤道10號和記大廈16樓1606室。

承董事會命
公司秘書
陳麗潔

香港，二零零六年二月二十二日

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

South China Morning Post 17 January 2006

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

Stock Code: 27

Disclosure under Rule 13.09(1) of the Listing Rules
Amendment to the terms of the Series 'B' Fixed Rate Notes

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The directors of the Company are pleased to announce that the members of the Lui Family who hold Series 'B' FRNs have agreed to amend terms of their Series 'B' FRNs, the outstanding principal of which is HK$2,371,805,067, amongst other things to:

- Extend the maturity date from 21 August 2006 by more than two years to 30 September 2008;
- Reduce the interest rate from the last applicable stepping-up rate of 9% to a fixed rate of 6% per annum compounded annually; and
- If the Company issues shares or debts convertible into shares, the Company is no longer required to apply the net proceeds of such issuance, after repaying the Series 'A' FRNs, in or towards repayment of the Series 'B' FRNs, but may do so at its discretion.

Details of the amendments to the Series 'B' FRNs are summarised below.

The amendments to the Series 'B' FRNs constitute financial assistance provided to the Company by members of the Lui Family, who are connected persons under the Listing Rules. Such financial assistance, which is provided on an unsecured basis and on normal commercial terms or better, is exempt from reporting, announcement and independent shareholders' approval requirements by Rule 14A.65(4) of the Listing Rules. The directors of the Company consider that, given the materiality of the Series 'B' FRNs and the favourable amendments to their terms, the information is necessary for the Company's shareholders and the public generally to appraise the position of the Company.

AMENDMENT TO THE TERMS OF THE SERIES 'B' FRNS

Introduction

On 22 July 2005, on completion of its acquisition of a 97.9% economic interest in Galaxy Casino, the Company issued, as part of the acquisition consideration, FRNs in the total amount of HK$2,544,239,603, of which HK$172,434,536 are Series 'A' FRNs, and HK$2,371,805,067 are Series 'B' FRNs. City Lion Profits Corp. and Recurrent Profits Limited, which are Lui Family members, hold all the Series 'B' FRNs.

On 14 January 2006, the Company agreed with the above members of the Lui Family to amend the terms of the Series 'B' FRNs as regards interest, maturity and early repayment.

Original terms of the Series 'B' FRNs

The principal terms of the Series 'B' FRNs on issue, which are identical in all respects to the Series 'A' FRNs, except that Series 'A' FRNs have priority as to repayment, are summarized as follows:

Tenor:	Unless previously redeemed, the Series 'B' FRNs will be repaid on 21 August 2006 (being thirteen months after the date of their issue).
Interest:	For the first month following their issue, the Series 'B' FRNs were interest free and thereafter the interest rate was to be 6% per annum for the second to fourth month of their issue, increasing by 1% for each successive three months period, so that the interest rate per annum increases successively from 7% to 8%, and finally 9% per annum. Interest is payable at the end of each three month period, the first interest payment being on 21 November 2005.
Early repayment:	At the option of the Company, the FRNs can be repaid early but if before their redemption, the Company issues shares or debts which are convertible into shares (other than shares issued under an employee share option scheme or under an obligation existing as at 14 March 2005), it is required to use all the net proceeds to repay the FRNs. Repayments, in all situations, are to be made to the holders of the Series 'A' FRNs in priority before repayment of the Series 'B' FRNs. After all the Series 'A' FRNs are repaid in full, the net proceeds must

the city club casinos from now to 2009 is estimated to be not less than HK$7,000 million. Galaxy Casino has completed its US$600 million fixed and floating rate notes issuance on 15 December 2005.

Under the amendments, maturity, interest payment, and repayment of Series 'B' FRNs are now aligned with the cashflow of the Company from the Galaxy StarWorld and the theme casino in phase 1 of the Galaxy Cotai Mega Resort upon their full operation by 2008. Reducing interest to 6% per annum and deferring final repayment of principal and interest payment to 30 September 2008 improve the Company's borrowing cost. Series 'B' FRNs, following the amendments, will no longer be classified as a short-term liability in the consolidated financial statements of the Company.

The amendments are on favourable terms to the Company. The Company is no longer required to apply the funds raised from equity or equity-convertible debt issuance (after expenses and repaying the Series 'A' FRNs) in or towards repayment of the Series 'B' FRNs, but may do so at its discretion. The Lui Family is also entitled to effectively capitalize amount owing on their Series 'B' FRNs if they do participate in such issuance. This fully reflects the Lui Family's support to the Company's gaming and hospitality business in Macau and their full faith on the prospect of the Company.

The amendments to the Series 'B' FRNs improve the borrowing cost, capital profile, and gearing ratio and give the board of directors of the Company flexibility in managing the finance of the Group. The directors of the Company, including the independent non-executive directors, are unanimous that these amendments and the amended Series 'B' FRNs are on normal commercial terms or better so far as the Company is concerned and are in the interests of the Company and its shareholders as a whole.

DIRECTORS

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By order of the Board of
Galaxy Entertainment Group Limited

On 14 January 2006, the Company agreed with the above members of the Lui Family to amend the terms of the Series 'B' FRNs as regards interest, maturity and early repayment.

Original terms of the Series 'B' FRNs

The principal terms of the Series 'B' FRNs on issue, which are identical in all respects to the Series 'A' FRNs, except that Series 'A' FRNs have priority as to repayment, are summarized as follows:

Tenor:	Unless previously redeemed, the Series 'B' FRNs will be repaid on 21 August 2006 (being thirteen months after the date of their issue).
Interest:	For the first month following their issue, the Series 'B' FRNs were interest free and thereafter the interest rate was to be 6% per annum for the second to fourth month of their issue, increasing by 1% for each successive three months period, so that the interest rate per annum increases successively from 7% to 8%, and finally 9% per annum. Interest is payable at the end of each three month period, the first interest payment being on 21 November 2005.
Early repayment:	At the option of the Company, the FRNs can be repaid early but if before their redemption, the Company issues shares or debts which are convertible into shares (other than shares issued under an employee share option scheme or under an obligation existing as at 14 March 2005), it is required to use all the net proceeds to repay the FRNs. Repayments, in all situations, are to be made to the holders of the Series 'A' FRNs in priority before repayment of the Series 'B' FRNs. After all the Series 'A' FRNs are repaid in full, the net proceeds must be used to repay the Series 'B' FRNs.
Default:	In the event of default, the holders of FRNs can by giving notice require the Company to accelerate the repayment of their FRNs, together with all accrued interest. Repayments are to be made in priority to the holders of the Series 'A' FRNs. No repayments of the Series 'B' FRNs are to be made until all the Series 'A' FRNs are repaid in full.
Default interest:	A rate of 12% per annum.

Amended terms

The following principal terms of the Series 'B' FRNs have been amended:

Tenor:	The Series 'B' FRNs are repayable on 30 September 2008.
Interest:	Interest on the outstanding principal is fixed at 6% per annum which is cumulative and compounded annually, and will only be payable when the Series 'B' FRNs are repaid, or on maturity, whichever is earlier. If the Company declares dividends to its shareholders before redemption of the Series 'B' FRNs, then all interest accrued up to the date its Board declares the dividends shall first be paid before the Company pays dividends to its shareholders. Interest will accrue from 14 January 2006 until full repayment or final maturity of the Series 'B' FRNs on 30 September 2008.
Early repayment:	Subject to the priority of Series 'A' FRNs, if the Company issues shares or debts convertible into shares before FRNs redemption (other than shares issued under an employee share option scheme or under an obligation existing as at 14 March 2005), the Company is no longer required to apply the net proceeds of such share or convertible debt issuance, after repaying the Series 'A' FRNs, in or towards repayment of the Series 'B' FRNs, but may do so at its discretion. Series 'B' FRNs holders are entitled to effectively capitalize the amount of principal and interest owing on their Series 'B' FRNs through participating in such issuance, and any amount capitalized will be treated as redeemed. Any such participation will be subject to the Listing Rules.

All other terms of the Series 'B' FRNs remain unchanged. All interest accrued on the Series 'B' FRNs at 13 January 2006 has been paid.

Series 'A' FRNs

The terms of the Series 'A' FRNs remain unchanged. The principal outstanding of the Series 'A' FRNs, as of the date of this announcement, is HK$172,434,536.

Reasons for the amendments

The Group is actively developing its gaming and hospitality business in Macau. Key gaming and hospitality investments in Macau include Galaxy Casino's proprietary projects at the Galaxy StarWorld and the flagship project Galaxy Cotai Mega Resort, in addition to the three city club casinos, details of all of which are contained in the joint circular by the Company and K. Wah International Holdings Limited dated 30 June 2005. Total capital investment on these projects and Company's borrowing cost. Series 'B' FRNs, following the amendments, will no longer be classified as a short-term liability in the consolidated financial statements of the Company.

The amendments are on favourable terms to the Company. The Company is no longer required to apply the funds raised from equity or equity-convertible debt issuance (after expenses and repaying the Series 'A' FRNs) in or towards repayment of the Series 'B' FRNs, but may do so at its discretion. The Lui Family is also entitled to effectively capitalize amount owing on their Series 'B' FRNs if they do participate in such issuance. This fully reflects the Lui Family's support to the Company's gaming and hospitality business in Macau and their full faith on the prospect of the Company.

The amendments to the Series 'B' FRNs improve the borrowing cost, capital profile, and gearing ratio and give the board of directors of the Company flexibility in managing the finance of the Group. The directors of the Company, including the independent non-executive directors, are unanimous that these amendments and the amended Series 'B' FRNs are on normal commercial terms or better so far as the Company is concerned and are in the interests of the Company and its shareholders as a whole.

DIRECTORS

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 16 January 2006

DEFINITIONS

In this announcement, the following terms have the following meanings unless the context requires otherwise.

the "Company"	Galaxy Entertainment Group Limited 銀河娛樂集團有限公司, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange.
"FRNs"	Unsecured fixed rate notes, comprising both Series 'A' and Series 'B' FRNs, issued by the Company on 22 July 2005 as part of the purchase consideration for a 97.9% economic interest in Galaxy Casino, which notes have at the date of this announcement an outstanding principal amount of HK$2,544,239,603.
"Galaxy Casino"	Galaxy Casino, S.A., a subsidiary of the Company incorporated in Macau in which the Company is interested in 88.1% of the voting shares carrying 97.9% of the economic interest and holder of one of three gaming concessions in Macau.
the "Group"	The Company and its subsidiaries.
"independent third party" or "independent third parties"	A person or persons who is or are independent of any director, chief executive or substantial shareholder of any member of the Group or any of their respective associates, as defined by the Listing Rules.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Lui Family"	Dr. Lui Che Woo, the chairman of the Company, his children and their respective associates and companies controlled by them and any discretionary trust established of which any of them is a beneficiary.
"Macau"	The Macau Special Administrative Region of The People's Republic of China.
"Series 'A' FRNs"	The FRNs with an outstanding principal amount of HK$172,434,536, all of which are held (as to HK$85,771,245) by Brightwealth Investments Limited (an independent third party) and (as to HK$86,663,291) by Future Leader Management Limited, which is ultimately beneficially owned by Mr. Pedro Ho (a director of Galaxy Casino).
"Series 'B' FRNs"	The FRNs with an outstanding principal amount of HK$2,371,805,067, all of which are held by members of the Lui Family.
"share(s)"	Share(s) of HK$0.10 each in the capital of the Company.
"shareholders"	Holders of shares.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

股份代號：27

根據上市規則第13.09(1)條規定作出披露
修訂B系列定息票據條款

財務顧問

美高財務顧問有限公司

本公司董事欣然宣布，呂氏家族成員(持有B系列定息票據)已同意修訂彼等的B系列定息票據的條款，該等票據的未償還本金為2,371,805,067港元，其中包括：

- 將到期日由二零零六年八月二十一日延長超過兩年，至二零零八年九月三十日；
- 使最後適用的9%遞增年利率調減至6%之劃一年利率，以複息每年計算；及
- 倘本公司發行股份或可轉換為股份的債券，所得款項淨額償還A系列定息票據後，本公司不再被規定贖回B系列定息票據，惟本公司可酌情贖回。

B系列定息票據的修訂的條款詳情概述於本公布。

B系列定息票據的修訂構成由呂氏家族成員向本公司提供的財務資助，前者根據上市規則屬關連人士。該財務資助乃按無抵押基準及正常商業條款或更佳條款提供，乃根據上市規則第14A.65(4)條，獲豁免遵守申報、公告及獨立股東批准的規定。本公司董事認為，基於B系列定息票據的重要性，以及修訂條款有利，故本公司股東及整體公眾有必要知悉有關資料，以評估本公司的狀況。

修訂B系列定息票據條款

緒言

於二零零五年七月二十二日，完成收購銀河娛樂場的97.9%經濟權益後，本公司發行總額2,544,239,603港元的定息票據，作為收購代價的一部分。總額當中172,434,536港元為A系列定息票據，2,371,805,067港元為B系列定息票據。City Lion Profits Corp. 及 Recurrent Profits Limited(乃呂氏家族成員)持有所有B系列定息票據。

於二零零六年一月十四日，本公司與上述呂氏家族成員同意修訂B系列定息票據有關利息、到期日及提早償還的條款。

B系列定息票據的原有條款

發行B系列定息票據的主要條款現概述如下。除了A系列定息票據是優先獲得償還外，該等主要條款在各方面均與A系列定息票據相同：

年期：　除非先前已獲贖回，否則B系列定息票據將於二零零六年八月二十一日(即發行日之後第十三個月)償還。

利息：　發行後第一個月，B系列定息票據為不計利息。發行後第二至第四個月的年利率為6%，其後接續的每三個月將會增加1%年利率，由7%遞增至8%，最終增至9%。利息於每段三個月期間終結時支付，首次支付利息日期為二零零五年十一月二十一日。

提早償還：　倘若本公司選擇，定息票據可提早償還，惟倘若在贖回前，本公司發行股份或可轉換為股份的債券(根據僱員認股權計劃或於二零零五年三月十四日存在的責任發行的股份除外)，則所得款項淨額，必須全用以償還定息票據。在所有情況下，A系列定息票據持有人優先獲得償還後，方可就B系列定息票據作出償還。全數償還所有A系列定息票據後，所得款項淨額必須

公司於二零零五年六月三十日發出的聯合通函內。由目前至二零零九年，該等項目及城市俱樂部娛樂場的總資本投資估計不少於70億港元。銀河娛樂場已於二零零五年十二月十五日完成發行6億美元的定息及浮息票據。

由於星際酒店及銀河路氹城大型娛樂渡假中心第一期的主題娛樂場於二零零八年全面投入營運，故在是次修訂下，B系列定息票據的到期日、利息還款及償還已按上述兩者的現金流量作出調節。利息減至年利率6%，以及將本金的最後還款期及利息支付日期，延至二零零八年九月三十日，此舉將改善本公司的借貸成本。修訂後，B系列定息票據在本公司的綜合財務報表將不再被分類為短期負債。

修訂條款對本公司有利。本公司於發行股份或可轉換為股份的債券所得資金中(經扣除費用及償還A系列定息票據後)，不再被規定贖回B系列定息票據，惟本公司可酌情贖回。此外，倘呂氏家族成員參與該等發行，彼等有權實際上將其B系列定息票據結欠的金額資本化。此舉充份表示呂氏家族成員對本公司在澳門經營博彩及旅遊業務的全力支持，以及對其前景信心十足。

修訂B系列定息票據改善借貸成本、資本組合及資產負債比率，亦讓本公司董事會得以靈活管理本集團的財政。本公司董事(包括獨立非執行董事)一致認為該等修訂及經修訂後的B系列定息票據對本公司而言屬正常商業條款或更佳條款，且符合本公司及其股東整體利益。

董事

於本公布日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書

於二零零五年七月二十二日，完成收購銀河娛樂場的97.9%經濟權益後，本公司發行總額2,544,239,603港元的定息票據，作為收購代價的一部分。總額當中172,434,536港元為A系列定息票據，2,371,805,067港元為B系列定息票據。City Lion Profits Corp. 及 Recurrent Profits Limited（乃呂氏家族成員）持有所有B系列定息票據。

於二零零六年一月十四日，本公司與上述呂氏家族成員同意修訂B系列定息票據有關利息、到期日及提早償還的條款。

B系列定息票據的原有條款

發行B系列定息票據的主要條款現概述如下。除了A系列定息票據是優先獲得償還外，該等主要條款在各方面均與A系列定息票據相同：

年期：	除非先前已獲贖回，否則B系列定息票據將於二零零六年八月二十一日（即發行日之後第十三個月）償還。
利息：	發行後第一個月，B系列定息票據為不計利息。發行後第二至第四個月的年利率為6%，其後接續的每三個月將會增加1%年利率，由7%遞增至8%，最終增至9%。利息於每段三個月期間終結時支付，首次支付利息日期為二零零五年十一月二十一日。
提早償還：	倘若本公司選擇，定息票據可提早償還，惟倘若在贖回前，本公司發行股份或可轉換為股份的債券（根據僱員認股權計劃或於二零零五年三月十四日存在的責任發行的股份除外），則所得款項淨額，必須全用以償還定息票據。在所有情況下，A系列定息票據持有人優先獲得償還後，方可就B系列定息票據作出償還。全數償還所有A系列定息票據後，所得款項淨額必須用以償還B系列定息票據。
違約：	倘出現違約事件，定息票據持有人可發出通知，要求本公司加快償還定息票據，連同所有應計利息。A系列定息票據持有人可優先獲得償還。全數償還所有A系列定息票據後，方可償還B系列定息票據。
違約利息：	每年12%。

修訂後條款

下列B系列定息票據主要條款已經修訂：

年期：	B系列定息票據將於二零零八年九月三十日償還。
利息：	未償還本金的年利率固定為6%，屬累計利息，並以複息每年計算，當B系列定息票據獲償還或到期時（以較早者為準）方予支付。倘若本公司於贖回B系列定息票據前向其股東宣派股息，則截至其董事會宣派股息日期為止所有應計利息須先支付，本公司方可向其股東支付股息。利息由二零零六年一月十四日起應計，直至全數償還B系列定息票據或B系列定息票據於二零零八年九月三十日最後到期日為止。
提早償還：	在A系列定息票據優先獲得償還的規限下，倘若本公司於贖回定息票據前發行股份或可轉換為股份的債券（根據僱員認股權計劃或於二零零五年三月十四日存在的責任發行的股份除外），本公司在動用發行股份或可轉換為股份的債券之所得款項淨額償還A系列定息票據後，不再被規定贖回B系列定息票據，惟本公司可酌情贖回。B系列定息票據持有人實際上可透過參與該等發行，有權將其B系列定息票據結欠的本金及利息資本化，而資本化的任何金額將作為已贖回處理。參與任何該等發行須符合上市規則的規定。

B系列定息票據的所有其他條款保持不變。B系列定息票據應計至二零零六年一月十三日的所有利息均已支付。

A系列定息票據

A系列定息票據的條款保持不變。於本公布日期，A系列定息票據的未償還本金為172,434,536港元。

修訂的理由

本集團目前正於澳門積極拓展旗下博彩及旅遊業務。於澳門的主要博彩及旅遊投資除了三個城市俱樂部娛樂場外，亦包括銀河娛樂場獨有位於星際酒店的項目及銀河路氹城大型娛樂渡假中心旗艦項目，有關詳情全部載於本公司與嘉華國際集團有限少於70億港元。銀河娛樂場已於二零零五年十二月十五日完成發行6億美元的定息及浮息票據。

由於星際酒店及銀河路氹城大型娛樂渡假中心第一期的主題娛樂場於二零零八年全面投入營運，故在是次修訂下，B系列定息票據的到期日、利息還款及償還已按上述兩者的現金流量作出調節。利息減至年利率6%，以及將本金的最後還款期及利息支付日期，延至二零零八年九月三十日，此舉將改善本公司的借貸成本。修訂後，B系列定息票據在本公司的綜合財務報表將不再被分類為短期負債。

修訂條款對本公司有利。本公司於發行股份或可轉換為股份的債券所得資金中（經扣除費用及償還A系列定息票據後），不再被規定贖回B系列定息票據，惟本公司可酌情贖回。此外，倘呂氏家族成員參與該等發行，彼等有權實際上將其B系列定息票據結欠的金額資本化。此舉充份表示呂氏家族成員對本公司在澳門經營博彩及旅遊業務的全力支持，以及對其前景信心十足。

修訂B系列定息票據改善借貸成本、資本組合及資產負債比率，亦讓本公司董事會得以靈活管理本集團的財政。本公司董事（包括獨立非執行董事）一致認為該等修訂及經修訂後的B系列定息票據對本公司而言屬正常商業條款或更佳條款，且符合本公司及其股東整體利益。

董事

於本公布日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年一月十六日

釋義

除文義另有規定者外，在本公布內，下列詞彙具有以下涵義。

「本公司」	指	銀河娛樂集團有限公司，一間於香港註冊成立的有限公司，其股份於聯交所主板上市。
「定息票據」	指	無抵押定息票據，包括本公司於二零零五年七月二十二日發行的A系列及B系列定息票據，以作為收購銀河娛樂場97.9%經濟權益的部分收購代價；於本公布日期，該等票據的未償還本金額為2,544,239,603港元。
「銀河娛樂場」	指	銀河娛樂場股份有限公司，本公司一間於澳門註冊成立的附屬公司，本公司擁有其88.1%有投票權股份（附有97.9%經濟權益），其持有澳門三項博彩批給之一。
「本集團」	指	本公司及其附屬公司。
「獨立第三方」	指	獨立於本集團任何成員公司任何董事、行政總裁或主要股東或彼等各自的任何聯繫人（定義見上市規則）的人士。
「上市規則」	指	聯交所證券上市規則。
「呂氏家族成員」	指	本公司主席呂志和博士、其子女及彼等各自的聯繫人及由彼等所控制的公司，以及彼等任何一方作為受益人而成立的任何全權受託基金。
「澳門」	指	中華人民共和國澳門特別行政區。
「A系列定息票據」	指	未償還本金額為172,434,536港元的定息票據，全部均由一獨立第三方Brightwealth Investments Limited（85,771,245港元）及Future Leader Management Limited（86,663,291港元）持有，而後者則由何安全先生（銀河娛樂場的董事）最終實益擁有。
「B系列定息票據」	指	未償還本金額為2,371,805,067港元的定息票據，全部均由呂氏家族成員持有。
「股份」	指	本公司股本中每股面值0.10港元的股份。
「股東」	指	股份持有人。
「聯交所」	指	香港聯合交易所有限公司。

GALAXY ENTERTAINMENT GROUP LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT

GCSA, a subsidiary of the Company, which holds the Concession awarded by the Macau Government to operate casinos in Macau, published its financial information in Macau on 26 April 2006. Such financial information of GCSA is provided below.

This announcement is made by Galaxy Entertainment Group Limited (the "Company") in compliance with the disclosure requirements of Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company with financial information of a subsidiary which was published in Macau on 26 April 2006.

Galaxy Casino, S.A. ("GCSA") is a subsidiary of the Company, which is incorporated in Macau and holds one of only three gaming concessions (the "Concession") awarded by the Macau Government to operate casinos in Macau. The Company indirectly holds 88.1% of the voting shares carrying 97.9% of the economic interest in GCSA. Under the terms of the Concession, GCSA is required to publish its annual audited financial results in one Chinese language newspaper and in one Portuguese language newspaper circulating in Macau as well as in the Official Gazette of Macau.

As GCSA became a subsidiary of the Company on 22 July 2005 (being the date of completion of the acquisition of GCSA by the Company), the audited financial results of GCSA for the period from 22 July 2005 to 31 December 2005 prepared under Hong Kong Financial Reporting Standards were already included in the audited consolidated results of the Group for the year ended 31 December 2005 announced on 11 April 2006. The Directors of the Company consider that, given the materiality of GCSA as a principal subsidiary of the Company, the full-year audited financial results of GCSA for the year ended 31 December 2005 are necessary for the shareholders of the Company and the public generally to appraise the position of the Company.

An extract of the audited financial statements of GCSA for the year ended 31 December 2005 prepared in accordance with accounting principles as set out in Section 3 of Chapter 1 of Macao Commercial Code and the Macao Official Plan of Accounting under Decree Law No. 34/83 translated into English, which was published in Macau on 26 April 2006 in Chinese and Portuguese, is set out below. **The accounting principles adopted in the preparation of these financial statements are different from those adopted by the Group under the Hong Kong Financial Reporting Standards.**

GALAXY CASINO, S.A.
CONSOLIDATED BALANCE SHEET
AS AT 31ST DECEMBER 2005

	MOP'000
ASSETS	
Current assets	
Cash on hand	148,468
Cash at bank	4,949,539
	5,098,007
Short-term receivables	
Time deposits	266,928
Other receivables	6,577
	273,505
Inventories	
Consumable goods	2,255
Capital assets	
Investments	51,500
Tangible fixed assets	56,048
Intangible assets	2,507
Assets under construction	1,008,715
	1,118,770
Accumulated amortisation and depreciation	(14,251)
	1,104,519
Prepaid expenses	
Other prepayments	98,859
Deferred expenditure	158,026
	256,885
Total assets	6,735,171
LIABILITIES	
Current liabilities	
Trade creditors	340,175
Short-term borrowings	128,750
Other payables	465,352
Provision for special gaming tax and funds to the Government	121,968
	1,056,245
Long term liabilities	
Notes payable	4,820,400
Other payables	93
	4,820,493
Total liabilities	5,876,738
EQUITY	
Share capital and reserves	
Share capital	951,900
Accumulated losses	(99,671)
	852,229
Profit for the year	6,204
Total equity	858,433
Total equity and liabilities	6,735,171

GALAXY CASINO, S.A.
CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31ST DECEMBER 2005

	MOP'000
Revenues	
Gaming and other related revenues	3,987,619
Interest income	22,335
Other revenue	5,387
Total revenues	4,015,341
Expenses	
Special gaming tax and funds to the Government	(1,574,398)
Other expenses to third parties	(2,059,334)
Staff costs	(333,947)
Finance costs	(30,097)
Amortisation and depreciation	(9,415)
Total expenses	(4,007,191)
Operating profit	8,150
Other operating expenses	(1,946)
Profit before income tax	6,204
Income tax expenses	—
Profit for the year	6,204

[redacted]

GALAXY CASINO, S.A.
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER 2005

	MOP'000
Cash flows from operating activities	
Cash used in operations	(134,523)
Interest paid	(15,911)
Interest element of finance lease rental payments	(63)
Net cash used in operating activities	(150,497)
Cash flows from investing activities	
Purchases of tangible fixed assets	(7,665)
Purchases of assets under construction	(607,090)
Purchases of intangible assets	(265)
Increase in time deposits	(5,749)
Interest received	22,335
Net cash used in investing activities	(598,434)
Cash flows from financing activities	
Proceeds from issuance of new shares	751,900
Proceeds from issuance of notes payable	4,820,400
Issue cost for notes payable	(159,263)
Decrease in loan from immediate holding company	(200,859)
New borrowings	51,500
Repayment of borrowings	(249,260)
Capital element of finance lease payments	(225)
Net cash from financing activities	5,014,193
Net increase in cash and bank balances	4,265,262
Cash and bank balances at beginning of the year	832,745
Cash and bank balances at end of the year	5,098,007

GENERAL

Shareholders should note that the above financial information pertains only to GCSA and not to the Company itself.

DIRECTORS

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 26 April 2006

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

公 布

本公司旗下一家附屬公司銀河娛樂場持有澳門政府批給，可於澳門經營娛樂場，其財務資料已於二零零六年四月二十六日在澳門刊發。該等銀河娛樂場財務資料載於下文。

本公布乃銀河娛樂集團有限公司（「本公司」）遵照香港聯合交易所有限公司證券上市規則第13.09(1)條之披露規定刊發，以向本公司股東提供一家附屬公司於二零零六年四月二十六日在澳門刊發的財務資料。

銀河娛樂場股份有限公司（「銀河娛樂場」）為本公司旗下一家於澳門註冊成立之附屬公司，持有澳門政府批出之博彩批給（「批給」）可於澳門經營娛樂場的唯一三家公司之一。本公司間接擁有銀河娛樂場88.1%投票權（附有97.9%經濟權益）。根據批給條款，銀河娛樂場須在澳門發行的一份中文報章及一份葡文報章，以及澳門特別行政區公報刊發其年度經審核財務業績。

由於銀河娛樂場於二零零五年七月二十二日（即本公司完成收購銀河娛樂場當日）成為本公司附屬公司，銀河娛樂場自二零零五年七月二十二日至二零零五年十二月三十一日期間根據香港財務報告準則編製的經審核財務業績已載入本集團於二零零六年四月十一日公布的截至二零零五年十二月三十一日止年度之經審核綜合業績。本公司董事認為，鑑於銀河娛樂場作為本公司主要附屬公司的重要性，銀河娛樂場截至二零零五年十二月三十一日止年度的全年經審核財務業績對本公司股東及一般公眾人士評估本公司狀況實屬必要。

以下為根據澳門商法典第一卷第三篇所載的會計原則及法令38/83/M頒佈之澳門公定會計所述之會計原則編製之銀河娛樂場截至二零零五年十二月三十一日止年度的經審核財務報告摘要，已於二零零六年四月二十六日在澳門以中文及葡文刊發。編製該等財務報告之會計準則與本集團根據香港財務報告準則所採納者有別。

銀河娛樂場股份有限公司
綜合資產負債表
二零零五年十二月三十一日結算

	澳門幣（千元）
資產	
流動資產	
現金	148,468
活期存款	4,949,539
	5,098,007
短期債權	
定期存款	266,928
其他應收款	6,577
	273,505
存貨	
耗用物料	2,255
資本資產	
財務投資	51,500
有形資產	56,048
無形資產	2,507
在建中資產	1,008,715
	1,118,770
攤折及重置累積	(14,251)
	1,104,519
預付費用	
其他預付款	98,859
遞延費用	158,026
	256,885
資產總額	6,735,171
負債	
短期債務	
供應商	340,175
銀行借款	128,750
其他債權人	465,352
應付政府公共事務款項	121,968
	1,056,245
長期債務	
應付票據	4,820,400
其他債權人	93
	4,820,493
負債總額	5,876,738
資本	
資本及各項儲備	
股本	951,900
累積損益	(99,671)
	852,229
本年度收益	6,204
資本總額	858,433
負債及資本總額	6,735,171

銀河娛樂場股份有限公司
綜合損益表
截至二零零五年十二月三十一日止年度

	澳門幣（千元）
收益	
博彩及有關收益	3,987,619
利息收入	22,335
其他收入	5,387
收益總額	4,015,341
費用	
博彩特別稅及相關稅項	(1,574,398)
由第三者作出的供應及提供的勞務	(2,059,334)
人事費用	(333,947)
財務費用	(30,097)
攤折及重置	(9,415)
費用總額	(4,007,191)
本年度營運收益	8,150
其他經營費用	(1,946)
本年度收益	6,204
所得補充稅	—
除稅後收益	6,204

銀河娛樂場股份有限公司
綜合現金流量表
截至二零零五年十二月三十一日止年度

	澳門幣（千元）
營運活動的現金流量	
營運所用的現金	(134,523)
已付利息	(15,911)
財務租賃的利息	(63)
營運活動所用的淨現金	(150,497)
投資活動的現金流量	
購入有形資產	(7,665)
購入在建中工程	(607,090)
購入無形資產	(265)
定期存款增加	(5,749)
已收利息	22,335
投資活動所用淨現金	(598,434)
融資活動的現金流量	
發行普通股所得款	751,900
發行票據所得款	4,820,400
發行票據費用	(159,263)
償還直接控股公司借貸	(200,859)
借貸所得款	51,500
償還貸款	(249,260)
財務租賃之資本部份	(225)
融資活動產生的淨現金	5,014,193
現金及現金等價物淨增加	4,265,262
年初現金及現金等價物	832,745
年終現金及現金等價物	5,098,007

一般資料

股東務請垂注，上述財務資料僅關於銀河娛樂場而並非本公司本身。

董事

於本公布日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司非執行董事為鄭慕智先生；而本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零六年四月二十六日

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code : 27)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2005

ANNUAL RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2005 as follows:

The turnover of the Group for the year ended 31st December 2005 was HK$1,292 million representing a decrease of HK$7 million over the previous year.

The profit attributable to shareholders for the year ended 31st December 2005 amounted to HK$2,395 million representing an increase of HK$2,339 million over the previous year.

The profit attributable to shareholders for the year ended 31st December 2005 included an excess of fair value of net assets acquired over cost of acquisition of subsidiaries of HK$3,039 million which arose from the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") on 22nd July 2005. Following the acquisition, gaming and entertainment have become one of the major businesses of the Group and this division contributed a turnover of HK$66 million to the Group for the period from the date of acquisition to December 2005.

FINAL DIVIDEND

The Board of Directors has resolved not to recommend any final dividend for the year ended 31st December 2005 (2004: 1 cent per share).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
Turnover	3 & 4	1,291,927	1,299,143
Cost of sales		(1,181,342)	(1,244,337)
Gross profit		110,585	54,806
Other revenues	4	52,029	21,355
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	11	3,039,019	—
Other operating income		56,247	49,448
Administrative expenses		(196,662)	(54,376)
Other operating expenses		(471,128)	(15,084)
Operating profit	3 & 5	2,590,090	56,149
Finance costs		(116,423)	(7,794)
Share of profits less losses of			
Jointly controlled entities		(77,975)	13,866
Associated companies		2,696	2,561
Profit before taxation		2,398,388	64,782
Taxation	6	(1,683)	(2,295)
Profit for the year		2,396,705	62,487
Attributable to:			
Shareholders of the Company		2,395,269	55,886
Minority interests		1,436	6,601
		2,396,705	62,487
Dividends	7	—	25,805
		HK cents	HK cents
Earnings per share	8		
Basic		110.7	4.4
Diluted		109.4	4.3

CONSOLIDATED BALANCE SHEET

HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HK(SIC)-Int 12	Consolidation — Special Purpose Entities
HK(SIC)-Int 13	Jointly Controlled Entities — Non-Monetary Contributions by Venturers
HK(SIC)-Int 15	Operating Leases — Incentives
HK(SIC)-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HK(IFRIC)-Int 1	*Changes in Existing Decommissioning, Restoration and Similar* Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associated companies and jointly controlled entities and other disclosures in the financial statements whereas HKAS 24 has affected the identification of related parties and some other related-party disclosures. The adoption of the new HKASs 2, 7, 8, 10, 21, 23, 27, 28, 31, 33 and HK(SIC)-Ints 12, 13, 15 and 21 does not have any material effect on the accounting policies of the Group. The major changes in the accounting policies are summarised as follow:

(1) The adoption of the revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of prepayments of lease premiums from property, plant and equipment to leasehold land and land use rights. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss statement on a *straight-line basis over* the period of the lease unless the property is under development or when there is impairment, the impairment is expensed in the profit and loss statement. In previous years, the leasehold land classified under property, plant and equipment was accounted for at fair value or cost less accumulated depreciation and impairment.

(2) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating *to the classification of financial assets at fair value through profit or loss (including other* investments) and available-for-sale financial assets. It has also resulted in the change in the recognition and measurement of loans and receivables, borrowings and hedging activities. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using effective interest method.

In previous years, the Group classified its investments, other than subsidiaries, associated companies and jointly controlled entities, as long-term investments and short-term investments. Securities intended to be held for identified long-term purpose or strategic *reason were included in the balance sheet under non-current assets and were carried at* cost less provision for impairment. The carrying amounts of individual investments were reviewed at each balance sheet date to assess for impairment. Securities which were acquired principally for the purpose of generating a profit from short-term fluctuation in prices were included in the balance sheet under current assets and were carried at fair value. In addition, long-term borrowings were included under long term liabilities at face value.

HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The comparative amounts as at 31st December 2004 have not been restated.

(3) The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair values of investment properties are recognised in the profit and loss statement. In previous years, a deficit in valuation was charged to the profit and loss statement; an increase was first credited to the profit and loss statement to the extent of any valuation deficit previously charged and thereafter was credited to the investment properties revaluation reserve. As at *31st December 2004, the valuation of investment properties was* less than their original costs and the revaluation deficits had already been charged to the profit and loss statement in previous years and there was no investment properties revaluation reserve. Consequently, no prior year adjustment on revenue reserve and investment properties revaluation reserve is required.

(4) The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities, and contingent liabilities over the cost of business combination is recognised immediately in the profit and loss statement.

In previous years, goodwill arising on acquisitions was included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill was reviewed annually and provision was made when, in the opinion of the Directors, there was impairment in value other than temporary in nature. Where the fair values ascribed to the net assets exceeded the purchase consideration, such differences were recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired. As a result of this change, the Group has adopted the transitional provision to write off the negative goodwill of HK$136,000 against the opening revenue reserve as at 1st January 2005 whereas the comparative amounts as at 31st December

(b) ***Impact to 2004 financial statements***

The following tables set out the impact made in accordance with the respective new HKFRSs as set out above to each of the relevant headings in the consolidated profit and loss statement and balance sheet as previously reported in the financial statements for the year ended 31st December 2004:

(i) *Consolidated profit and loss statement*

	As previously reported HK$'000	HKAS 1 HK$'000	HKAS 17 HK$'000	HKAS 40 HK$'000	HKAS 16, 37 and HK(IFRIC)-Int 1 HK$'000	Restated HK$'000
Turnover	1,299,143					1,299,143
Cost of sales	(1,248,459)		303		3,819	(1,244,337)
Gross profit	50,684					54,806
Other revenues	21,355					21,355
Other operating income	27,218			22,230		49,448
Administrative expenses	(54,376)					(54,376)
Other operating expenses	(15,084)					(15,084)
Operating profit	29,797					56,149
Finance costs	(3,864)				(3,930)	(7,794)
Share of profits less losses of						
Jointly controlled entities	14,622	(756)				13,866
Associated companies	3,371	(810)				2,561
Profit before taxation	43,926					64,782
Taxation	(3,861)	1,566				(2,295)
Profit for the year	40,065	—	303	22,230	(111)	62,487
Attributable to:						
Shareholders of the Company	33,423	—	303	22,230	(70)	55,886
Minority interests	6,642	—	—	—	(41)	6,601
	40,065	—	303	22,230	(111)	62,487
Earnings per share (HK cents)						
Basic	2.6	—	—	1.8	—	4.4
Diluted	2.6	—	—	1.7	—	4.3

(ii) *Consolidated balance sheet*

	As previously reported HK$'000	HKAS 32, 39 HK$'000	HKAS 17, 40 HK$'000	HKAS 16, 37 and HK(IFRIC)-Int 1 HK$'000	Restated HK$'000
Non-current assets					
Property, plant and equipment	787,028		(320,145)		466,883
Investment properties	—		65,500		65,500
Leasehold land and land use rights	—		254,645		254,645
Jointly controlled entities	382,136	(133,893)			248,243
Associated companies	18,650				18,650
Available-for-sale financial assets	—	152,375			152,375
Other non-current assets	272,834	(152,375)		136,049	256,508

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		1,224,505	466,883
Investment properties		63,000	65,500
Leasehold land and land use rights		1,638,620	254,645
Intangible assets		16,494,369	—
Jointly controlled entities		279,432	248,243
Associated companies		21,346	18,650
Available-for-sale financial assets		35,483	152,375
Other non-current assets		479,019	256,508
		20,235,774	1,462,804
Current assets			
Inventories		86,971	93,175
Debtors and prepayments	9	926,428	681,497
Tax recoverable		1,039	1,938
Other investments		69,495	4,217
Cash and bank balances		5,068,214	170,952
		6,152,147	951,779
Total assets		26,387,921	2,414,583
EQUITY			
Share capital		329,058	129,648
Reserves		14,603,396	1,295,616
Shareholders' funds		14,932,454	1,425,264
Minority interests		491,910	39,025
Total equity		15,424,364	1,464,289
LIABILITIES			
Non-current liabilities			
Borrowings		4,643,355	311,580
Deferred taxation liabilities		1,778,531	13,884
Negative goodwill		—	136
Provisions		144,360	180,873
		6,566,246	506,473
Current liabilities			
Creditors and accruals	10	1,452,047	432,425
Current portion of borrowings		2,943,806	10,000
Taxation payable		1,458	1,396
		4,397,311	443,821
Total liabilities		10,963,557	950,294
Total equity and liabilities		26,387,921	2,414,583

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of Preparation**

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants under the historical cost convention as modified by the revaluation of investment properties, available-for-sale financial assets, derivative financial instruments and other investments, which are carried at fair values.

2. **Changes in Accounting Policies**

The accounting policies used in the preparation of the financial statements are consistent with those used in the financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies after the adoption of the following new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and interpretations (collectively the "new HKFRSs"), which are effective for accounting periods commencing on or after 1st January 2005 and relevant to the operations of the Group:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

accounting policy of provision for environmental restoration and its related asset. Any changes in the measurement of provision for environmental restoration are added to or deducted from its related assets. The periodic unwinding of the discounts of the provision is recognised in the profit and loss statement as a finance cost as it incurs.

In previous years, cost of the asset related to the provision for environmental restoration was not adjusted by the changes in the provision.

(6) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense in the profit and loss statement.

In previous years, the grant of share options to employees was not recognised as an expense in the profit and loss statement. The Group has applied the transitional provision. As all the outstanding share options at 31st December 2004 had vested on or before 1st January 2005, a prior year adjustment is not required.

All changes in the accounting policies require retrospective application, except HKAS 39 and HKFRS 2 for which transitional provisions are applied. As a result, the 2004 comparative figures have also been restated or amended in accordance with the relevant requirements. The effects of all the changes in accounting policies are summarised in notes (a) and (b) below.

(a) *Impact to 2005 financial statements*

The following tables set out the increase/(decrease) of the relevant headings in the consolidated profit and loss statement and balance sheet for the financial year ended 31st December 2005 following the adoption of new HKFRSs:

(i) *Consolidated profit and loss statement*

	HKAS 1 HK$'000	HKAS 16, 37 and HK(IFRIC)-Int 1 HK$'000	HKAS 32, 39 HK$'000	HKAS 40 HK$'000	HKFRS 2 HK$'000	HKFRS 3 HK$'000	Total HK$'000
Cost of sales		(3,840)					(3,840)
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries						3,039,019	3,039,019
Other operating income			10,012				10,012
Administrative expenses					37,561		37,561
Other operating expenses				2,500			2,500
Operating profit							3,012,810
Finance costs		1,650	387				2,037
Share of profits less losses of							
Jointly controlled entities	(645)						(645)
Associated companies	(721)						(721)
Profit before taxation							3,009,407
Taxation	(1,366)						(1,366)
Profit for the year	—	2,190	9,625	(2,500)	(37,561)	3,039,019	3,010,773
Attributable to:							
Shareholders of the Company	—	1,391	9,625	(2,500)	(37,561)	3,039,019	3,009,974
Minority interests	—	799	—	—	—	—	799
	—	2,190	9,625	(2,500)	(37,561)	3,039,019	3,010,773
Earnings per share (HK cents)							
Basic	—	0.1	0.4	(0.1)	(1.7)	140.4	139.1
Diluted	—	0.1	0.4	(0.1)	(1.7)	138.8	137.5

(ii) Consolidated balance sheet

	HKAS 17 HK$'000	HKFRS 3 HK$'000	HKAS 16, 37 and HK(IFRIC)-Int 1 HK$'000	HKAS 32, 39 HK$'000	HKFRS 2 HK$'000	Total HK$'000
Non-current assets						
Property, plant and equipment	(1,638,620)					(1,638,620)
Leasehold land and land use rights	1,638,620					1,638,620
Jointly controlled entities				(190,266)		(190,266)
Available-for-sale financial assets				(3,871)		(3,871)
Other non-current assets			120,930			120,930
Current assets						
Debtors and prepayments				190,266		190,266
Other investments				10,012		10,012
Total assets	—	—	120,930	6,141	—	127,071
Equity						
Other reserves				(3,871)	37,561	33,690
Revenue reserve		3,039,155	(18,878)	10,399	(37,561)	2,993,115
Minority interests			(10,852)	(94,288)		(105,140)
Total equity						2,921,665
Non-current liabilities						
Borrowings				(312)		(312)
Negative goodwill		(3,039,155)				(3,039,155)
Provisions			144,360			144,360
Current liabilities						
Creditors and accruals			6,300	94,288		100,588
Current portion of borrowings				(75)		(75)
Total liabilities						(2,794,594)
Total equity and liabilities	—	—	120,930	6,141	—	127,071

Inventories	93,175				93,175
Debtors and prepayments	547,604	133,893			681,497
Tax recoverable	1,938				1,938
Other investments	4,217				4,217
Cash and bank balances	170,952				170,952
	817,886				951,779
Total assets	2,278,534	—	—	136,049	2,414,583
Equity					
Share capital	129,648				129,648
Other reserves	587,049		(27,363)		559,686
Revenue reserve	728,836		27,363	(20,269)	735,930
Shareholders' funds	1,445,533				1,425,264
Minority interests	154,010	(103,334)		(11,651)	39,025
Total equity	1,599,543				1,464,289
Non-current liabilities					
Borrowings	311,580				311,580
Deferred taxation liabilities	13,884				13,884
Negative goodwill	136				136
Provisions	—			180,873	180,873
	325,600				506,473
Current liabilities					
Creditors and accruals	341,995	103,334		(12,904)	432,425
Borrowings	10,000				10,000
Tax payable	1,396				1,396
	353,391				443,821
Total liabilities	678,991				950,294
Total equity and liabilities	2,278,534	—	—	136,049	2,414,583

3. **Segment Information**

The Group is principally engaged in the operation in casino games of chance or games of other forms, manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, tax recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

A summary of the business segments for the year ended 31st December 2005 is set out as follows:

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Turnover	66,213	1,225,714	—	1,291,927
Other revenues	2,095	13,721	36,213	52,029
Operating profit	2,624,750	3,683	(38,343)	2,590,090
Finance costs				(116,423)
Share of profits less losses of				
Jointly controlled entities	—	(77,975)	—	(77,975)
Associated companies	—	2,696	—	2,696
Profit before taxation				2,398,388
Taxation				(1,683)
Profit for the year				2,396,705
Capital expenditure	(19,076,899)	(73,337)	—	(19,150,236)
Depreciation	(765)	(76,857)	—	(77,622)
Amortisation	(418,844)	(39,602)	—	(458,446)
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	3,039,019	—	—	3,039,019
Impairment of property, plant and equipment	—	(13,070)	—	(13,070)
Impairment of debtors and other receivables	—	(28,500)	—	(28,500)
Impairment of available-for-sale financial assets	—	—	(1,505)	(1,505)
As at 31st December 2005				
Segment assets	18,808,799	1,842,757	5,435,587	26,087,143
Jointly controlled entities	—	279,432	—	279,432
Associated companies	—	21,346	—	21,346
Total assets				26,387,921
Segment liabilities	900,262	570,923	9,492,372	10,963,557

Since the Group acquired Galaxy, which carries out the gaming and entertainment business, in July 2005, there was only one business segment in 2004. Accordingly, the business segment for 2004 is not presented.

A summary of the geographical segments is set out as follows:

	Turnover HK$'000	Capital expenditure HK$'000	Total assets HK$'000
YEAR ENDED 31ST DECEMBER 2005			
Hong Kong	493,504	11,232	1,078,696
Macau	126,936	19,112,855	24,094,083
Mainland China	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921
YEAR ENDED 31ST DECEMBER 2004			
Hong Kong	461,800	10,303	1,156,580
Mainland China	837,343	62,736	1,258,003
	1,299,143	73,039	2,414,583

4. **Turnover and Other Revenues**

	2005 HK$'000	2004 HK$'000
Turnover		
Sales of construction materials	1,225,714	1,299,143
Revenues from gaming operations (note a)	66,213	—
	1,291,927	1,299,143
Other revenues		
Rental income	13,721	13,138
Interest income		
Loan to a fellow subsidiary	—	579
Loans to jointly controlled entities	2,532	981
Other receivable	—	3,940
Bank deposits	20,257	1,396
Deferred receivable	703	1,321
Administrative fee	2,095	—
Dividend income from unlisted investments	12,721	—
	52,029	21,355
	1,343,956	1,320,498

(a) The Group currently operates its first city club casino, Waldo Casino, for which the Group has entered into agreements (the "Waldo Agreements") with certain parties (the "Service Providers") for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region up to June 2022.

Under the Waldo Agreements, the Service Providers undertake for the provision of a steady flow of customers to the Waldo Casino and for procuring and or introducing customers to the Waldo Casino. The Service Providers also agree to indemnify the Group against substantially all risks arising under the lease with Waldo Hotel Limited; and to guarantee payments by Galaxy of certain operating and administrative expenses. In addition, the Service Providers have guaranteed a minimum return to the Group regardless of the operating results of the gaming activities of the Waldo Casino. Revenues attributable to the Group are determined by reference to various rates on the net gaming wins. After the special gaming tax and funds payment to the Government, the remaining net gaming wins and revenues from gaming operations less all the relevant operating and administrative expenses of Waldo Casino belong to the Service Providers.

The revenues and expenses related to the gaming operations of Waldo Casino in 2005 since the acquisition of Galaxy, are summarised as follows:

	HK$'000
Net gaming wins	1,570,687
Tips received and other income	12,207
Interest income	5,510
	1,588,404
Operating expenses	
Special gaming tax and funds to the Government	(628,882)
Commission and allowances paid to promoters	(611,322)
Depreciation and amortisation	(3,044)
Staff costs	(108,304)
Operating lease rental	(12,500)
Other operating and administrative expenses	(17,326)
	(1,381,378)
Contribution from gaming operations	207,026
Net entitlements of the Service Providers	(140,813)
Revenues from gaming operations attributable to the Group	66,213

5. **Operating Profit**

	2005 HK$'000	2004 HK$'000
Operating profit is stated after crediting:		
Gain on disposal of available-for-sale financial assets	36,554	—
Change in fair value of derivative financial instrument	2,074	—
Change in fair value of listed investments	6,522	—
Change in fair value of investment properties	—	22,230
Amortisation of negative goodwill	—	632
and after charging:		
Amortisation		
Quarry site development	1,905	1,780
Overburden removal costs	16,192	16,400
Gaming licence	418,762	—

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	2005 HK$'000	2004 HK$'000
Within one month	275,848	80,834
Two to three months	49,207	62,659
Four to six months	41,135	26,502
Over six months	57,477	23,864
	423,667	193,859

11. **Business Combinations**

Acquisition of Galaxy

	HK$'000
Purchase consideration	
Issue of new shares	14,724,158
Issue of fixed rate notes	2,544,240
Cash	1,136,800
	18,405,198
Shortfall in market price of shares issued	(4,785,351)
Fair value of consideration	13,619,847
Direct costs relating to the acquisition	18,743
Total acquisition cost	13,638,590
Fair value of net assets acquired	16,677,609
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	3,039,019

On 22nd July 2005, the Group completed the acquisition of Galaxy with part of the consideration being settled by the allotment and issue of 1,840,519,798 new shares of HK$0.10 each by the Company at an issue price of HK$8.00 each. HKFRS 3 "Business Combinations" requires the fair value of the share consideration for accounting purposes to be determined at the date that control over the net assets attributable to the acquisition becomes effective. At the completion date of the acquisition, the mid-market price of the shares of the Company was HK$5.40. Accordingly, the fair value of the consideration shares for this purpose was HK$9,938,807,000.

MANAGEMENT DISCUSSION AND ANALYSIS

Acquisition of Gaming and Entertainment Business

On 22nd July 2005, the acquisition ("Acquisition") of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy by Canton Treasure Group Ltd., a wholly owned subsidiary of the Company, pursuant to an acquisition agreement dated 14th March 2005 as amended by two supplemental agreements dated 1st April 2005 and 31st May 2005, was completed. As the Acquisition was completed in July 2005, the results of Galaxy and its subsidiaries for the period from the date of acquisition to 31st December 2005 were included in the annual results of the Group for the year ended 31st December 2005.

The purchase price was HK$18,405,198,023, which was satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 new shares of the Company to the vendors credited as fully paid at HK$8 each and (ii) as to about 20% by the issue to the vendors of HK$2,544,239,603 principal amount of unsecured fixed rate notes and the payment in cash to the vendors of HK$1,136,800,000. Such cash payment was funded by the cash proceeds of approximately HK$1,136,800,000 raised from a top-up placement announced on 21st April 2005 in which 146,000,000 new shares of the Company were placed to independent investors at HK$8 per share.

The Acquisition constituted a connected transaction and a very substantial acquisition for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and was duly approved by the independent shareholders of the Company at the extraordinary general meeting duly convened and held on 19th July 2005.

Further details of the Acquisition were included in the circular of the Company dated 30th June 2005 issued to the shareholders.

Galaxy holds one of the only three gaming concessions awarded by the Macau government to operate casinos in Macau. With Galaxy already operating the Waldo Casino and the development of its StarWorld Hotel and Casino, Cotai Mega Resort, and other new city club casinos all underway, Galaxy is well positioned to take advantage of the fast growing Macau *gaming and tourism market. The Company, which is interested in 97.9% of the economic* interest in Galaxy, is expected to benefit from Macau's growing tourism, hospitality and gaming industry.

Review of Operation

Turnover and profit attributable to shareholders for the year ended 31st December 2005 was HK$1,292 million and HK$2,395 million as compared to HK$1,299 million and HK$56 million respectively for the year ended 31st December 2004. The Group's turnover was slightly lower than that of last year but the profit attributable to shareholders increased significantly from last year. The profit attributable to shareholders for the year ended 31st December 2005 included an excess of fair value of net assets acquired over cost of acquisition of subsidiaries of HK$3,039 million which arose from the Acquisition in July, 2005, net of pre-opening expenses of HK$14 million. The Board of Directors has resolved not to pay any final dividend for the year ended 31st December 2005.

Set out below is the segment analysis of the Group's operating result for the year 2005:

	Gaming and entertainment HK$'M	Construction materials HK$'M	Corporate HK$'M	Total HK$'M
Company and subsidiaries				
Operating profit/(loss)	2,625	3	(38)	2,590
Non-recurring items	(3,025)	(9)	20	(3,014)
Depreciation and amortisation	419	117	—	536

Construction Materials Division

The businesses of the construction materials division continued to expand into the Mainland during the year. This division now has established operations in most of the major cities across the Mainland.

The business environment of the division's Hong Kong construction materials operation continues to improve although sales volume remains at a low level owing to the reduced number of construction projects taken place during the year. On the other hand, the persistent macroeconomic measures in the Mainland have slightly affected the sales growth in our Mainland operations. As a result, turnover for the year could only be maintained a similar level as that of last year. The division has incurred a loss this year as compared to a profit last year. The net loss for the year included impairments of assets and goodwill. In addition, the adoption of new accounting standards has given rise to a special prior year gain on property revaluation being included in the profit and loss account of 2004. Had these non-recurring *items been excluded, the net profit for the year was in fact similar to that of last year.*

Constructions Materials Business in Hong Kong and Macau

The economy of Hong Kong continued to enjoy a remarkable growth during the year. Consumer spending increased and asset prices were creeping up gradually. However the suspension of regular land auctions and the halt of mega development projects in both West Kowloon and East Kowloon as well as some other sizeable infrastructure projects curtailed the amount of construction works in the territories, thus affecting the demand for construction materials during the year. It is envisaged that, once these projects are released together with the improving property development market led by the growth in economy, the demand for construction materials will restore to its normal level. Leveraged on such a business environment, this division through business acquisition has expanded further its construction materials business in Hong Kong.

The acquisition not only provides this division with a broader customer base and good synergy effect, but also enables us to be well positioned to capture a larger market share from the upturn of construction materials market in the years ahead.

The rehabilitation work of KWP Quarry Co., Limited at Anderson Road Quarry in which we have a 63.5% interest continues to progress in accordance with the planned schedule.

In Macau, driven by the rapid growth of tourism, hospitality and gaming industry, the construction works in the area have been extremely active during the year. The prevailing economic growth and the corresponding local government policy to further develop the city will generate a substantial and continuous demand for quality construction materials for the construction works in the area. Seizing such a valuable opportunity, we have established operations in the area to supply quality construction material products to the market. The operations have good profit contribution during the year. We will further expand its business in Macau to cope with the increasing demand for quality construction materials in the area.

Constructions Materials Business in the Mainland

The persistent macroeconomic measures upheld by the Central Government have successfully rectified the rampant economic growth experienced in prior years. Raw materials prices become much more stabilized during the year. Although the macroeconomic measures have some effects in lowering the construction activities in the Mainland, it has laid down a solid foundation for a sustainable growth in the future, in which, we will benefit in the long term.

Although the sales volume and profit contribution of our Mainland operations, in particular our ready-mixed concrete operation in Shanghai, are lower than that of last year, the stabilised raw materials costs have enabled us to maintain a similar profit margin as that of last year.

Our strategy of investing in high entry barrier products has marked a success this year. Our joint venture projects with Beijing Shougang Group, Yunnan Kunming Steel Group, Anhui Magang Group and Guangdong Shaogang Group for manufacture and sale of slag have all made good profit contribution to us. The slag products supplied through these joint ventures are well received in the local markets. In view of increasing demand for slag, we will consider further expansion of production facilities in meeting those demand. We will also continue to develop and promote slag products to new markets.

The initial phase of our joint venture with Kunming Steel Group in Kunming, Yunnan for the manufacture and sale of cement has begun making profit contribution to us during the year. The local market demand for cement is high and it is envisaged that with the commencement of additional production facilities currently under construction, the joint venture will provide us with good profit contribution in the future.

Owing to a sluggish demand for cement in the Guangzhou market resulting from the macroeconomic measures, the performance of our cement joint venture in Guangzhou for the year was less satisfactory. Active measures have been undertaken to improve the cost efficiency and enhance our competitiveness in the market.

Liquidity and Financial Resources

The financial position of the Group has remained strong during the year. The shareholders' funds at 31st December 2005 was HK$14,932 million, an increase of approximately 948% over that at 31st December 2004 of HK$1,425 million (as restated) and the Group's total assets employed also increased to HK$26,388 million as compared to HK$2,415 million (as restated) at 31st December 2004.

In April, 2005, the Company, through a top-up placement of shares, has issued 146 million new shares at HK$8 per share and has generated cash proceeds of approximately HK$1,137 million. Such cash proceeds were applied to fund the Acquisition in July, 2005.

The Group continues to maintain a strong cash position. As at 31st December 2005, total cash and bank balances were HK$5,068 million as compared to HK$171 million as at 31st December 2004.

As at 31st December 2005, the Group's total indebtedness was HK$7,587 million as compared to HK$322 million as at 31st December 2004. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes and other obligations which are largely denominated in Hong Kong Dollars and United States Dollars. The Group's borrowings are monitored to ensure a smooth repayment schedule to maturity.

	2005	2004
Leasehold land and land use right *(note a)*	6,385	6,305
Depreciation	77,622	70,825
Impairment of available-for-sale financial assets	1,505	2,880
Impairment of property, plant and equipment	13,070	—
Impairment of debtors and other receivables	28,500	—
Change in fair value of investment properties	2,500	—
Cost of inventories sold	1,062,157	1,141,258

(a) Amortisation of leasehold land and land use rights is stated after amount capitalised in assets under construction of HK$52,636,000 (2004: nil).

6. **Taxation**

	2005 HK$'000	2004 HK$'000
Current taxation		
Hong Kong profits tax	1,049	78
Mainland China profits tax	634	2,217
	1,683	2,295

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the year ended 31st December 2005 are HK$721,000 (2004: HK$810,000) and HK$645,000 (2004: HK$756,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

7. **Dividends**

	2005 HK$'000	2004 HK$'000
Interim (2004: scrip with a cash option of 1 cent per share)	—	12,833
Final (2004: 1 cent per share)	—	12,972
	—	25,805

The Board of Directors has resolved not to recommend any final dividend for the year ended 31st December 2005 (2004: 1 cent per share).

8. **Earnings Per Share**

The calculation of basic and diluted earnings per share for the year is based on the following:

	2005 HK$'000	2004 HK$'000
Profit for calculation of basic and diluted earnings per share	2,395,269	55,886

	Number of shares 2005	2004
Weighted average number of shares for calculating basic earnings per share	2,164,208,891	1,276,188,991
Effect of dilutive potential ordinary shares:		
Share options	25,507,219	23,183,947
Weighted average number of shares for calculating diluted earnings per share	2,189,716,110	1,299,372,938

9. **Debtors and Prepayments**

	2005 HK$'000	2004 HK$'000
Trade debtors, net of provision	497,406	455,380
Amounts due from jointly controlled entities	190,266	133,893
Other receivables, net of provision	150,425	32,973
Prepayments	88,331	59,251
	926,428	681,497

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	2005 HK$'000	2004 HK$'000
Within one month	130,362	124,282
Two to three months	152,782	153,943
Four to six months	98,995	88,658
Over six months	115,267	88,497
	497,406	455,380

10. **Creditors and Accruals**

	2005 HK$'000	2004 HK$'000
Trade creditors	423,667	193,859
Other creditors	348,778	55,773
Chips issued	345,924	—
Amounts due to jointly controlled entities	14,397	—
Loan from minority interests	84,288	103,334
Accrued operating expenses	219,671	74,174
Deposits received	5,322	5,285
	1,452,047	432,425

Jointly controlled entities and associates				
Share of profits less losses before tax	—	(74)	—	(74)
Non-recurring items	—	109	—	109
	—	35	—	35
Earnings before non-recurring items, depreciation and amortisation and tax	19	146	(18)	147

Gaming and Entertainment Division

Overview

Galaxy operates in one of the fastest-growing gaming markets in the world. In 2005, this division had its first full year of casino operation at its first city club casino–Waldo Casino. Throughout the year, the casino operation continued to prosper and maintained a steady level of turnover. Revenue from gaming operation for the year was HK$163 million as compared to HK$124 million in the previous year which had six months of gaming operation. After deduction of operation, administrative, and other expenses in relation to the development of the StarWorld, the Cotai Mega Resort and two new city clubs casinos, this division recorded an EBITDA, excludes non-recurring items, of HK$19 million for the year.

2005 marked another year of double digit growth for the Macau gaming market with the total gaming revenue soared to HK$43 billion. The net gaming wins at the Waldo Casino reached HK$3.8 billion for the full year of 2005 which represented a market share of 9% of the total market with only 43 VIP tables and 20 mass gaming tables and 74 slots machines.

StarWorld

StarWorld, the first flagship entertainment complex of Galaxy, is strategically located at the Avenida da Amizade in the downtown Macau gaming hub. It is a 34-storey premium hotel with two "Sky Suites" of 6,000 square feet with spectacular view of downtown Macau. The hotel is designed by Rocco Yim, Project Architect for Two International Finance Centre in Hong Kong and the interior is designed by LRF Designers Ltd. The double-layer exterior glass wall will deliver intriguing and marvelous effects from the resulting superimposed images. StarWorld will be the tallest hotel and a landmark in Macau upon completion.

The other facilities of StarWorld will include delightful restaurants serving Asian and Chinese cuisines, swimming pool in the air, spa and well-equipped health club, multimedia entertainment center and music lounge.

Construction of StarWorld, the first Galaxy-built, owned and operated casino hotel resort, is currently on schedule. The tower block was topped out in January 2006 and the casino is expected to commence operation in August 2006.

On the operation side, an international professional management team with significant gaming and hospitality industry experience is working on the casino layout designs to maximize the floor area with the right mix of table games, electronic machines and room configuration. The latest in casino and hotel management systems, surveillance and security systems, card and chip protection systems will be deployed in its operations. In addition, preparation is under way to recruit and train over 2,000 new employees into the industry.

StarWorld, with 290 gaming tables, 300 electronic machines and 500 hotel rooms, will greatly contribute to the success of the Group.

Cotai Mega Resort

At the same time, work is well under way to develop and build the luxurious Cotai Mega Resort. This resort will provide a one-stop destination for gaming, entertainment, shopping and cuisine and will feature in excess of 25,000m^2 of gaming space with over 450 gaming tables and 1,000 electronic machines. In the initial stage of the development 1,500 hotel rooms have been planned. Pilings have started on the site and design layouts are being refined.

Cotai Mega Resort is well positioned in the newly developed Cotai district with convenient transportation, near the Sai Wan Bridge connecting to Macau town centre, Lotus Bridge to Henquin and Macau International Airport to the rest of the world. It will be Galaxy's flagship gaming and resort centre in Macau.

The other facilities of Cotai Mega Resort include huge shopping malls, health club and spa, music lounges, children's amusement arcade, theater and a wide variety of food and beverage services.

Cotai Mega Resort is targeted to commence operation in 2008.

Galaxy City Clubs

In addition to our owned properties at StarWorld and Cotai Mega Resort, we have added two new city club casinos: the Rio Casino and the Grand Waldo Casino.

Rio Casino, with 75 gaming tables and 150 electronic machines on the main gaming floor and 15 VIP gaming tables in luxurious VIP rooms on the top floor of the Rio hotel has commenced operation in March 2006.

Grand Waldo Casino, with 100 gaming tables and 350 electronic machines on the main gaming floor and 46 VIP gaming tables in 16 VIP rooms is scheduled to commence operation in April 2006.

Bond Issue

In December 2005, we successfully raised US$600 million comprising of US$350 million 9.875% guaranteed senior notes maturing on 15th December 2012 and US$250 million guaranteed senior floating rate notes, at six month LIBOR plus 5%, maturing on 15th December 2010.

We have repaid the loan of HK$242 million to Hang Seng Bank from the bond proceeds.

With the bond issue and the projected cash flows from operations of our properties: StarWorld, Waldo, Rio and Grand Waldo, we have sufficient funds to complete the construction and development of StarWorld and the Cotai Mega Resort.

resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 12% at 31st December 2005 as compared to 7% as at 31st December 2004.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars, United States Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Leasehold land with net book values of HK$221 million (2004: HK$227 million) and bank deposits of HK$259 million (2004: nil) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$534 million (2004: HK$290 million). At 31st December 2005, the facilities utilised amounted to HK$124 million (2004: HK$105 million).

EMPLOYEES AND REMUNERATION POLICY

At 31st December 2005, the Group, excluding associated companies and jointly controlled entities, employed around 3,944 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$232 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year ended 31st December 2005. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares during the year ended 31st December 2005.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the results for the year ended 31st December 2005. The figures in this preliminary announcement of the results of the Group for the year ended 31st December 2005 have been agreed by the Company's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's consolidated financial statements for the year. PricewaterhouseCoopers' works, in this respect, did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices ("Code provisions") set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), except Code provisions A.4.2 and E.1.2. The Board considers that the spirit of Code provision A.4.2 has been upheld, given that the other Directors do retire by rotation every three years as a matter of actual practice and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation since their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company. The Chairman did not attend the annual general meeting of the Company on 28th April 2005 as he had other engagement.

REMUNERATION COMMITTEE

The Company has set up a Remuneration Committee on 27th January 2006 with written terms of reference in accordance with the requirements of Code provisions B.1.1 to B.1.5.

PUBLICATION OF FURTHER INFORMATION

The Annual Report 2005 of the Company containing all information required by the Listing Rules will be published on the respective websites of the Company and The Stock Exchange of Hong Kong Limited in due course.

DIRECTORS

At the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director is Mr. Moses Cheng Mo Chi; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 11th April 2006

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

Website: www.galaxyentertainment.com

		二零零五年 港幣千元	二零零四年 港幣千元
現金及銀行結餘		5,068,214	170,952
		6,152,147	951,779
總資產		26,387,921	2,414,583
權益			
股本		329,058	129,648
儲備		14,603,396	1,295,616
股東權益		14,932,454	1,425,264
少數股東權益		491,910	39,025
總權益		15,424,364	1,464,289
負債			
非流動負債			
借貸		4,643,355	311,580
遞延稅項負債		1,778,531	13,884
負商譽		—	136
撥備		144,360	180,873
		6,566,246	506,473
流動負債			
應付賬款及應計費用	10	1,452,047	432,425
借貸之短期部分		2,943,806	10,000
應付稅項		1,458	1,396
		4,397,311	443,821
負債總額		10,963,557	950,294
總權益及負債		26,387,921	2,414,583

財務報表附註

1. 編製基準

財務報表乃採用歷史成本會計法，並對投資物業、可供出售金融資產、衍生金融工具及其他投資(按公平值列賬)之重估作出修訂，及根據香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製。

2. 會計政策變動

除本集團採納對二零零五年一月一日或之後開始之會計期間生效並與本集團經營之業務有關之新訂或經修訂香港財務報告準則、香港會計準則(「會計準則」)及詮釋(統稱為「新財務準則」)後變動其若干會計政策外，編製該等財務報表所用之會計政策，與截至二零零四年十二月三十一日止年度之財務報表所用者貫徹一致：

會計準則1	財務報表之呈報
會計準則2	存貨
會計準則7	現金流量表
會計準則8	會計政策、會計估算更改及錯誤更改
會計準則10	結算日後事項
會計準則16	物業、機器及設備
會計準則17	租賃
會計準則21	匯率變動之影響
會計準則23	借貸成本
會計準則24	關聯方披露
會計準則27	綜合及獨立財務報表
會計準則28	聯營公司投資
會計準則31	合營企業權益
會計準則32	金融工具：披露及呈報
會計準則33	每股盈利
會計準則36	資產減值
會計準則37	撥備、或然負債及或然資產
會計準則38	無形資產
會計準則39	金融工具：確認及計量
會計準則39(修訂)	金融資產和金融負債的過渡及初始確認
會計準則40	投資物業
會計詮釋委員會準則 — 詮釋12	綜合 — 特殊目的實體
會計詮釋委員會準則 — 詮釋13	共同控制實體 — 合營方非貨幣貢獻
會計詮釋委員會準則 — 詮釋15	營運租賃 — 優惠
會計詮釋委員會準則 — 詮釋21	所得稅 — 重置估非折舊資產的回收
香港(國際財務報告詮釋委員會)準則 — 詮釋1	拆卸、復原及相類似的現存負債之變動
財務準則2	以股份為基礎之支付
財務準則3	企業合併

會計準則1影響少數股東權益、應佔聯營公司及共同控制實體之稅除稅後業績及財務報表的其他披露的呈報形式。會計準則24則影響關聯方的確認和若干其他關聯方披露。採納新訂會計準則2, 7, 8, 10, 21, 23, 27, 28, 31, 33以及會計詮釋委員會準則 — 詮釋12、13、15及21並無導致本集團的會計政策出現重大變動。主要會計政策變動概括如下：

(1) 採納經修訂會計準則17導致之會計政策改變，涉及將租賃預付款由物業、機器及設備重新分類為租賃土地和土地使用權。為租賃土地和土地使用權支付之預付款，採用直線法按租賃期於損益表中支銷；除非該物業正在發展中，或若出現減值，則將減值於損益表中支銷。於以往年度，列於物業、機器及設備內之租賃土地乃按公平值或成本扣除累計折舊及減值列賬。

(2) 採納會計準則32及39導致之會計政策改變，涉及按公平值透過損益列賬的金融資產(包括其他投資)及可供出售金融資產，這亦導致貸款及應收款、借貸及對沖活動的確認及計量的改變。貸款、應收款及持至到期日投資，以有效息率方法按攤銷成本列賬。借貸最初按公平值扣除所產生的交易成本確認，其後以有效息率方法按攤銷成本列賬。

於以往年度，本集團之投資，除附屬公司、聯營公司及共同控制實體，分類為長期投資及短期投資。因特定長期目標或策略原因持有之證券均列入資產負債表之非流動資產，並按成本值扣除減值準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估有否減值。主要為短期價格變動賺取溢利所收購之證券列入資產負債表之流動資產，並按公平值入賬。另外，長期借貸按攤銷值計入長期負債。

會計準則39並不容許金融資產及負債根據此準則按追溯性基準確認、撤銷確認及計量。二零零四年十二月三十一日之比較數額並無予以重列。

(3) 採納經修訂會計準則40導致之會計政策改變，其中投資物業公平值的變動在損益表中確認。在以往年度，估值的減少在損益表支銷，估值的增加首先撥予早前損益表估值的減少，餘額撥入投資物業重估儲備。於二零零四年十二月三十一日，投資物業估值低於原成本值，而重估虧損已在損益表中扣除，並無投資物業重估儲備。因此，無需作出以往年度收入儲備及投資物業重估儲備調整。

(4) 採納財務準則3、會計準則36及會計準則38導致有關商譽之會計政策改變。商譽每年作減值測試，及以成本減累計減值虧損列賬。收購者佔被購者可識別資產、負債及或然負債等淨公平值之權益超過企業合併成本之餘額，即時於損益表中確認。

於以往年度，收購所產生之商譽以一項獨立資產計入資產負債表，並按其估計可使用年期(不超過二十年)，採用直線法攤銷。商譽之賬面值每年檢討，當董事認為出現非暫時性減值時，則會作出撥備。倘淨資產之公平值超過收購代價，則於收購年度或按所購非貨幣資產之加權平均可使用年期內，於損益表內確認該等差額。鑑於此項改變，本集團採用過渡安排，於二零零五年一月一日之年初收入儲備中，沖銷應帶136,000元之負商譽。二零零四年十二月三十一日之比較數額則並未重列。

(5) 採納會計準則16、37及香港(國際財務報告詮釋委員會)準則 — 詮釋1後，有關環境復原及其相關資產之撥備的會計政策有所變動。計算環境復原撥備時出現之任何變動，乃在其相關資產內予以加入或扣減。將撥備貼現之定期平倉，在產生時於損益表內確認為財務費用。

過往年度，與環境復原撥備相關之資產成本，並無因為撥備之變動而予以調整。

(6) 採納財務準則2導致對以股份為基礎之支付的會計政策有所變動。就授出認股權而取得僱員服務之公平值於損益表確認為開支。

於以往年度，向僱員授出之認股權並無於損益表內確認為開支。本集團已採用過渡安排，由於所有於二零零四年十二月三十一日尚未行使的認股權於二零零五年一月一日或以前已歸屬，因此無需作出上年度調整。

	按先前報告 港幣千元	會計準則1 港幣千元	會計準則17 港幣千元	會計準則40 港幣千元	會計準則16、37及香港(國際財務報告詮釋委員會)準則 — 詮釋1 港幣千元	重列 港幣千元
營業額	1,299,143					1,299,143
銷售成本	(1,248,439)		303		3,819	(1,244,337)
毛利	50,684					54,806
其他收益	21,355					21,355
其他營運收入	27,218			22,230		49,448
行政費用	(54,376)					(54,376)
其他營運費用	(15,084)					(15,084)
經營溢利	29,397					56,149
財務費用	(3,864)				(3,930)	(7,794)
應佔溢利減虧損						
共同控制實體	14,622	(756)				13,866
聯營公司	3,371	(810)				2,561
除稅前溢利	43,926					64,782
稅項	(3,861)	1,566				(2,295)
本年度溢利	40,065	—	303	22,230	(111)	62,487
以下人士應佔：						
本公司股東	33,423	—	303	22,230	(70)	55,886
少數股東權益	6,642	—	—	—	(41)	6,601
	40,065	—	303	22,230	(111)	62,487
每股盈利(港仙)						
基本	2.6	—	—	1.8	—	4.4
攤薄	2.6	—	—	1.7	—	4.3

(iii) 綜合資產負債表

	按先前報告 港幣千元	會計準則32、39 港幣千元	會計準則17、40 港幣千元	會計準則16、37及香港(國際財務報告詮釋委員會)準則 — 詮釋1 港幣千元	重列 港幣千元
非流動資產					
物業、機器及設備	787,028		(320,145)		466,883
投資物業	—		65,500		65,500
租賃土地和土地使用權	—		254,645		254,645
共同控制實體	382,136	(133,893)			248,243
聯營公司	18,650				18,650
可供出售金融資產	—	152,375			152,375
其他非流動資產	272,834	(152,375)		136,049	256,508
	1,460,648				1,462,804
流動資產					
存貨	93,175				93,175
應收賬款及預付款	547,604	133,893			681,497
可收回稅項	1,938				1,938
其他投資	4,217				4,217
現金及銀行結餘	170,952				170,952
	817,886				951,779
總資產	2,278,534	—	—	136,049	2,414,583
權益					
股本	129,648				129,648
其他儲備	587,049		(27,363)		559,686
盈餘儲備	728,836		27,363	(20,269)	735,930
股東權益	1,445,533				1,425,264
少數股東權益	154,010	(103,334)		(11,651)	39,025
總權益	1,599,543				1,464,289
非流動負債					
借貸	311,580				311,580
遞延稅項負債	13,884				13,884
負商譽	136				136
撥備	—			180,873	180,873
	325,600				506,473
流動負債					
應付賬款及應計費用	341,995	103,334		(12,904)	432,425
借貸	10,000				10,000
應付稅項	1,396				1,396
	353,391				443,821
負債總額	678,991				950,294
總權益及負債	2,278,534	—	—	136,049	2,414,583

3. 分部資料

本集團主要從事提供博彩經營權或其他方式的博彩，以及建築材料生產、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。

分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，及主要不包括投資、衍生金融工具、可收回稅項及現金及銀行結餘。分部負債主要包括應付賬款、應計費用及撥備。該業務分部之間沒有任何銷售或貿易交易。

截至二零零五年十二月三十一日止年度業務分部資料概述如下：

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
營業額	66,213	1,225,714	—	1,291,927
其他收益	2,095	13,721	36,213	52,029
經營溢利	2,624,750	3,683	(38,343)	2,590,090
財務費用				(116,423)
應佔溢利減虧損				
共同控制實體	—	(77,975)	—	(77,975)
聯營公司	—	2,696	—	2,696
除稅前溢利				2,398,388
稅項				(1,683)
本年度溢利				2,396,705

[illegible]	(140,812)
本集團應佔來自博彩經營業務的收入	66,213

5. 經營溢利

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利已計入：		
出售可供出售金融資產所得收益	36,534	—
衍生金融工具公平值變動	2,074	—
上市投資公平值變動	6,533	—
投資物業公平值變動	—	22,230
負商譽攤銷	—	632
及已扣除：		
攤銷：		
石礦場之發展費用	1,985	1,780
清除覆土費用	16,192	16,400
博彩牌照	418,762	—
電腦軟件	82	—
石礦場之改善工程	15,120	15,120
租賃土地和土地使用權(附註a)	6,385	6,305
折舊	77,622	70,825
可供出售金融資產減值	1,505	2,880
物業、機器及設備減值	13,070	—
應收賬款及其他應收款減值	28,500	—
投資物業公平值變動	2,500	—
銷售存貨成本	1,062,157	1,141,258

(a) 租賃土地和土地使用權之攤銷乃按在建資產之資本化金額後列值，為數港幣52,636,000元(二零零四年：無)。

6. 稅項

	二零零五年 港幣千元	二零零四年 港幣千元
本年度稅項		
香港利得稅	1,049	78
中國內地所得稅	634	2,217
	1,683	2,295

香港利得稅乃按照本年度估計應課稅溢利依17.5%(二零零四年：17.5%)稅率提撥。香港以外地區溢利之稅項乃按產生溢利國家之現行稅率提撥。

截至二零零五年十二月三十一日止年度分別應佔聯營公司及共同控制實體之稅項為港幣721,000元(二零零四年：港幣810,000元)及港幣645,000元(二零零四年：港幣756,000元)，已於損益表內列作應佔聯營公司及共同控制實體之溢利減虧損。

7. 股息

	二零零五年 港幣千元	二零零四年 港幣千元
中期股息(二零零四年：以股代息附現金選擇權每股1仙)	—	12,833
末期股息(二零零四年：每股1仙)	—	12,972
	—	25,805

董事會議決於截至二零零五年十二月三十一日止年度不擬派發任何末期股息(二零零四年：每股1仙)。

8. 每股盈利

計算本年度每股基本及攤薄盈利乃基於下列基準：

	二零零五年 港幣千元	二零零四年 港幣千元
用以計算每股基本及攤薄盈利之溢利	2,395,269	55,886

	股份數目 二零零五年	二零零四年
用以計算每股基本盈利之股份加權平均數	2,164,208,891	1,276,188,991
具攤薄作用之潛在普通股之影響：		
認股權	25,507,219	23,183,947
用以計算每股攤薄盈利之股份加權平均數	2,189,716,110	1,299,372,938

9. 應收賬款及預付款

	二零零五年 港幣千元	二零零四年 港幣千元
貿易應收賬款扣除撥備	497,406	455,380
應收共同控制實體款項	190,266	133,893
其他應收款扣除撥備	150,425	32,973
預付款	88,331	59,251
	926,428	681,497

本集團根據當地行業標準制定信貸政策。本集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天，此政策由管理層定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一個月內	130,363	124,282
二至三個月	152,782	153,943
四至六個月	98,995	88,658
六個月以上	115,267	88,497
	497,406	455,380

10. 應付賬款及應計費用

	二零零五年 港幣千元	二零零四年 港幣千元
貿易應付賬款	423,667	193,859
其他應付賬款	348,778	55,773
已發出籌碼	345,924	—
應付共同控制實體款項	14,397	—
少數股東貸款	94,288	103,334
營運應計費用	219,671	74,174
已收按金	5,322	5,285
	1,452,047	432,425

本集團之貿易應付賬款之賬齡依發票日期分析如下：

	二零零五年 港幣千元	二零零四年 港幣千元
一個月內	275,848	80,834
二至三個月	49,207	62,659
四至六個月	41,135	26,502
六個月以上	57,477	23,864
	423,667	193,859

11. 企業合併

收購銀河

	港幣千元
收購代價	
發行新股	14,724,158
發行定息票據	2,544,240
現金	1,136,800
	18,405,198
發行股份市價差額	(4,785,351)
代價公平值	13,619,847
收購事項之相關直接成本	18,743
總收購成本	13,638,590
收購淨資產公平值	16,677,609
收購淨資產公平值超出收購附屬公司成本之款項	3,039,019

於二零零五年七月二十二日，本集團完成收購銀河，部分代價是透過本公司按每股發行價港幣8.00元配發及發行1,840,519,798股每股面值港幣0.10元之新股償付。財務準則3「企業合併」規定就會計而言，股份代價之公平值須按收購事項所購淨資產之控制權生效當日釐定。於收購完成日期，本公司股份之市場中位價格為港幣5.40元。故此，就此而言，代價股份之公平值為港幣9,938,807,000元。

管理層討論及分析

收購博彩及娛樂業務

有關本公司之全資附屬公司 Canton Treasure Group Ltd. 根據於二零零五年三月十四日訂立的收購協議(經於二零零五年四月一日及於二零零五年五月三十一日訂立的補充協議修訂)，收購銀河之88.1%有投票權股份(附有97.9%經濟權益)之事項(「收購事項」)，已於二零零五年七月二十二日完成。由於收購事項於二零零五年七月完成，因此，本集團截至二零零五年十二月三十一日止年度之全年業績包括了銀河及其附屬公司由收購日期起至二零零五年十二月三十一日止期間的業績。

收購價為港幣18,405,198,023元，已按以下方式支付：(i)其中約80%按每股作價港幣8元，向賣方配發及發行1,840,519,798股入賬列為繳足的本公司新股份及(ii)另外約20%以發行本金額港幣2,544,239,603元的無抵押定息票據，以及支付現金港幣1,136,800,000元予賣方。本公司於二零零五年四月二十一日公佈以先舊後新方式按每股港幣8元，向獨立投資者配售146,000,000股本公司新股份，所得現金款項淨額約為港幣1,136,800,000元，已用作撥付該現金支付。

收購事項根據香港聯合交易所有限公司證券上市規則，構成本公司一項關連交易及一項非常重大的收購事項，並已於二零零五年七月十九日舉行的本公司股東特別大會上，獲獨立股東正式批准。

有關收購事項的進一步詳情，已載於日期為二零零五年六月三十日本公司寄發給股東的通函。

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。鑑於銀河早已經營位於華都酒店之銀河娛樂場，加上銀河星際酒店、銀河路氹城大型娛樂渡假中心、及其他城市俱樂部娛樂場項目的發展計劃正在全面進行中，足證銀河已經準備就緒，實可把握機會，進佔高速增長之澳門博彩及旅遊市場。本公司持有銀河的97.9%經濟權益，預期將可受益於澳門旅遊、款接及博彩行業的蓬勃發展。

業務回顧

截至二零零五年十二月三十一日止年度，營業額及股東應佔溢利分別為港幣1,292,000,000元及港幣2,395,000,000元，而截至二零零四年十二月三十一日止年度分別為港幣1,299,000,000元及港幣56,000,000元。本集團之營業額比去年略低，而股東應佔溢利大大高於去年。截至二零零五年十二月三十一日止年度的股東應佔溢利包括因於二零零五年七月進行收購事項而產生的港幣3,039,000,000元收購淨資產公平值超出收購附屬公司成本之款項並已扣除港幣14,000,000元開業前費用。董事會已議決不派付截至二零零五年十二月三十一日止年度之任何末期股息。

本集團二零零五年營運業績分部分析如下：

	博彩及娛樂 港幣百萬元	建築材料 港幣百萬元	公司 港幣百萬元	總計 港幣百萬元
本公司及附屬公司				
經營溢利／(虧損)	2,625	3	(38)	2,590
非經常項目	(3,025)	(9)	20	(3,014)
折舊及攤銷	419	117	—	536
	19	111	(18)	112
共同控制實體及聯營公司				
應佔除稅前溢利減虧損	—	(74)	—	(74)
非經常項目	—	109	—	109
	—	35	—	35
未計非經常項目、折舊及攤銷及稅項前盈利	19	146	(18)	147

博彩及娛樂業務部門

概覽

銀河經營之市場是全球增長最快之博彩市場之一。在二零零五年，該業務部門首次全年經營其首個城市俱樂部娛樂場—位於華都酒店之銀河娛樂場。在該整年中，娛樂場業務繼續有良好發展和穩定之營業額。該年來自博彩業務的收入為港幣163,000,000元，而上年度(僅其中六個月經營博彩業務)的收入為港幣124,000,000元。該年這一業務部門錄得港幣19,000,000元的 EBITDA(不包括非經常項目)。

在二零零五年，澳門博彩市場再有雙位數字增長，總博彩收益攀升至港幣430億元。華都娛樂場博彩淨收益在二零零五年整年期間達港幣38億元，這收益佔整個市場9%的市場份額，而當時只有43張貴賓桌和20張大博彩桌及74個角子機。

星際酒店

星際酒店位於澳門市中心友誼大馬路博彩娛樂場的心臟地帶，是銀河首座娛樂旗艦設施，其為一座34層的高級酒店，有兩個高層大廳，面積6,000平方呎，俯瞰澳門市中心的景色。該酒店由 Rocco Yim 設計(Rocco Yim 為香港國際金融中心二期的項目建築師)，內部則由 LRF Designers Ltd. 設計。雙層玻璃外牆由於其重疊形象而產生迷人的效果。在建成之後，星際酒店將成為澳門最高酒店及重要地標。

星際酒店的其他設施將會包括供應亞洲和中國菜餚的舒適飯館、露天游泳池、spa 水療設施和設備優良的健體俱樂部、多媒體娛樂中心和音樂廊。

星際酒店是由銀河建設、擁有和經營的首間娛樂度假酒店，建造工程現正如期進行。該大廈已於二零零六年一月封頂，預期娛樂場將於二零零六年八月開業。

在營運方面，娛樂場佈局設計已交由一群擁有富有娛樂場及款接行業經驗的國際性專業管理人員負責，務求博彩桌、電子機器和客房佈置得宜，以達致最大樓面面積。此業務將會採用最新的娛樂場及酒店管理系統、監察保安系統、卡和籌碼保護系統。此外，亦正在招募和培訓逾2,000名新僱員。

有290張博彩桌、300個電子機器和500個酒店客房的星際酒店將對本集團之成功有莫大貢獻。

銀河路氹城大型娛樂渡假中心

與此同時，開發和建設路氹城大型娛樂渡假中心的工程亦正在進行。該娛樂渡假中心將會提供一站式博彩、娛樂、購物和用膳的旅遊地點，其博彩場地面積將會超過25,000平方米，有超過450張博彩桌和1,000個電子機器。按照計劃，首階段發展項目將提供酒店客房1,500間。現已開展工地打樁工程，並正在對設計佈局進行仔細修改。

路氹城大型娛樂渡假中心位於新開發的路氹區，該區交通方便，接近通往澳門市中心的西灣高速公路、通往橫琴的蓮花大橋和通往世界各地的澳門國際機場。此間渡假中心將會成為銀河於澳門的博彩和渡假中心旗艦。

路氹城大型娛樂渡假中心的其他設施包括大型購物中心、健體俱樂部和spa水療設施、音樂廳、兒童遊樂場、戲院及各式各樣餐飲膳食服務。

路氹城大型娛樂渡假中心擬定於二零零八年開業。

銀河城市俱樂部

除本集團旗下的星際酒店和路氹城大型娛樂渡假中心自置物業外，本集團還加入另外兩個新的城市俱樂部娛樂場：利爵娛樂場和金都娛樂場。

利爵娛樂場已於二零零六年三月開業，位於利爵酒店內的主要博彩樓層有75張博彩桌和150個電子機器，頂層的豪華貴賓廳有15張貴賓博彩桌。

金都娛樂場預定在二零零六年四月開業，其主要博彩樓層有100張博彩桌和350個電子機器，並於16個貴賓廳設有合共46張貴賓博彩桌。

債券發行

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零五年十二月三十一日止年度之全年業績公佈

全年業績

銀河娛樂集團有限公司(「本公司」)董事欣然宣佈，本公司及其附屬公司(統稱為「本集團」)截至二零零五年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零五年十二月三十一日止年度之營業額為港幣12.92億元，較上年度減少港幣700萬元。

截至二零零五年十二月三十一日止年度之股東應佔溢利為港幣23.95億元，較上年度增加港幣23.39億元。

截至二零零五年十二月三十一日止年度，股東應佔溢利包括收購淨資產公平值超出收購附屬公司成本之款項港幣30.39億元，該筆款項乃來自二零零五年七月二十二日收購銀河娛樂場股份有限公司(「銀河」)之88.1%有投票權股份(附有97.9%經濟權益)。在上述收購後，博彩及娛樂成為本集團其中之一項主要業務，該分部在收購事項日期起至二零零五年十二月期間，為本集團帶來港幣66,000,000元之營業額進賬。

末期股息

董事會議決於截至二零零五年十二月三十一日止年度不建議派付任何末期股息(二零零四年：每股1仙)。

綜合損益表
截至二零零五年十二月三十一日止年度

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
營業額	3及4	1,291,927	1,299,143
銷售成本		(1,181,342)	(1,244,337)
毛利		110,585	54,806
其他收益	4	52,029	21,355
收購淨資產公平值超出收購附屬公司成本之款項	11	3,039,019	—
其他營運收入		56,247	49,448
行政費用		(196,662)	(54,376)
其他營運費用		(471,128)	(15,084)
經營溢利	3及5	2,590,090	56,149
財務費用		(116,423)	(7,794)
應佔溢利減虧損			
共同控制實體		(77,975)	13,866
聯營公司		2,696	2,561
除稅前溢利		2,398,388	64,782
稅項	6	(1,683)	(2,295)
本年度溢利		2,396,705	62,487
以下人士應佔：			
本公司股東		2,395,269	55,886
少數股東權益		1,436	6,601
		2,396,705	62,487
股息	7	—	25,805
		港仙	港仙
每股盈利	8		
基本		110.7	4.4
攤薄		109.4	4.3

綜合資產負債表
二零零五年十二月三十一日

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
資產			
非流動資產			
物業、機器及設備		1,224,505	466,883
投資物業		63,000	65,500
租賃土地和土地使用權		1,638,620	254,645
無形資產		16,494,369	—
共同控制實體		279,432	248,243
聯營公司		21,346	18,650
可供出售金融資產		35,483	152,375
其他非流動資產		479,019	256,508
		20,235,774	1,462,804

會計政策的所有變動須應用追溯性基準，惟會計準則39及財務準則2則應用過渡安排。因此，二零零四年之比較數字已按相關準則重列或修訂。會計政策之所有變動之影響在下文附註(a)及(b)概述。

(a) *對二零零五年財務報表之影響*

採納新財務準則後，對於截至二零零五年十二月三十一日止年度財務報表所報告之綜合損益表及資產負債表之相關項目之增加／(減少)詳列如下：

(i) 綜合損益表

	會計準則1 港幣千元	會計準則16、會計準則37及香港(國際財務報告詮釋委員會)準則－詮釋1 港幣千元	會計準則32、39 港幣千元	會計準則40 港幣千元	財務準則2 港幣千元	財務準則3 港幣千元	總計 港幣千元
銷售成本		(3,840)					(3,840)
收購淨資產公平值超出收購附屬公司成本之款項						3,039,019	3,039,019
其他營運收入			10,012				10,012
行政費用					37,561		37,561
其他營運費用				2,500			2,500
經營溢利							3,012,810
財務費用		1,650	387				2,037
應佔溢利減虧損							
共同控制實體	(645)						(645)
聯營公司	(721)						(721)
除稅前溢利							3,009,407
稅項	(1,366)						(1,366)
本年度溢利	—	2,190	9,625	(2,500)	(37,561)	3,039,019	3,010,773
以下人士應佔：							
本公司股東	—	1,391	9,625	(2,500)	(37,561)	3,039,019	3,009,974
少數股東權益	—	799	—	—	—	—	799
	—	2,190	9,625	(2,500)	(37,561)	3,039,019	3,010,773
每股盈利(港仙)							
基本	—	0.1	0.4	(0.1)	(1.7)	140.4	139.1
攤薄	—	0.1	0.4	(0.1)	(1.7)	138.8	137.5

(ii) 綜合資產負債表

	會計準則17 港幣千元	財務準則3 港幣千元	會計準則16、17及香港(國際財務報告詮釋委員會)準則－詮釋1 港幣千元	會計準則32、39 港幣千元	財務準則2 港幣千元	總計 港幣千元
非流動資產						
物業、機器及設備	(1,638,620)					(1,638,620)
租賃土地和土地使用權	1,638,620					1,638,620
共同控制實體				(190,266)		(190,266)
可供出售金融資產				(3,871)		(3,871)
其他非流動資產			120,930			120,930
流動資產						
應收賬款及預付款				190,266		190,266
其他投資				10,012		10,012
總資產	—	—	120,930	6,141	—	127,071
權益						
其他儲備				(3,871)	37,561	33,690
保留溢利		3,039,155	(18,878)	10,399	(37,561)	2,993,115
少數股東權益			(10,852)	(94,288)		(105,140)
總權益						2,921,665
非流動負債						
借貸				(312)		(312)
負商譽		(3,039,155)				(3,039,155)
撥備			144,360			144,360
流動負債						
應付賬款及應計費用			6,300	94,288		100,588
借貸之流動部分				(75)		(75)
負債總額						(2,794,594)
總權益及負債	—	—	120,930	6,141	—	127,071

(b) *對二零零四年財務報表之影響*

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	總計 港幣千元
資本開支	(19,076,899)	(73,337)	—	(19,150,236)
折舊	(765)	(76,857)	—	(77,622)
攤銷	(418,844)	(39,602)	—	(458,446)
收購淨資產公平值超出收購附屬公司成本之款項	3,039,019	—	—	3,039,019
物業、機器及設備減值	—	(13,070)	—	(13,070)
應收賬款及其他應收款減值	—	(28,500)	—	(28,500)
可供出售金融資產減值	—	—	(1,505)	(1,505)
二零零五年十二月三十一日				
分部資產	18,808,799	1,842,757	5,435,587	26,087,143
共同控制實體	—	279,432	—	279,432
聯營公司	—	21,346	—	21,346
總資產				26,387,921
分部負債	900,262	570,923	9,492,372	10,963,557

由於本集團於二零零五年七月才收購從事博彩及娛樂業務之銀河，故於二零零四年僅有一個業務分部。因此，二零零四年業務分部不予呈列。

按地區分佈之分析如下：

	營業額 港幣千元	資本開支 港幣千元	總資產 港幣千元
截至二零零五年十二月三十一日年度			
香港	493,504	11,232	1,078,696
澳門	126,936	19,112,855	24,094,083
中國內地	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921
截至二零零四年十二月三十一日年度			
香港	461,800	10,303	1,156,580
中國內地	837,343	62,736	1,258,003
	1,299,143	73,039	2,414,583

4. 營業額及其他收益

	二零零五年 港幣千元	二零零四年 港幣千元
營業額		
建築材料銷售	1,225,714	1,299,143
來自博彩經營業務的收益(附註a)	66,213	—
	1,291,927	1,299,143
其他收益		
租金收入	13,721	13,138
利息收入		
借款予同系附屬公司	—	579
借款予共同控制實體	2,532	981
其他應收款	—	3,940
銀行存款	20,257	1,396
遞延應收款	793	1,321
行政費用	2,095	—
非上市投資股息收入	12,721	—
	52,029	21,355
	1,343,956	1,320,498

(a) 本集團現時經營其自僱城市俱樂部娛樂場(「位於華都酒店之銀河娛樂場」)。就此，本集團與若干人士(「服務供應商」)訂立協議(「華都協議」)，協議年期相等於與澳門特別行政區政府訂立的批給協議的年期，至二零二二年六月為止。

根據華都協議，服務供應商已承諾為位於華都酒店之銀河娛樂場提供指定客源，為位於華都酒店之銀河娛樂場促成並引介客戶，服務供應商亦同意就與Waldo Hotel Limited訂立之租約產生之任何絕大部分風險向本集團提供彌償，並保證銀河會支付若干營運及行政費用。此外，服務供應商保證，不論位於華都酒店之銀河娛樂場之博彩業務營運業績如何，均會向本集團保證最低回報。本集團所得收益乃經參考博彩收益淨額按不同比率釐定，扣除向政府支付之特別博彩稅及基金款項後，其餘博彩收益淨額及來自博彩業務之收益減位於華都酒店之銀河娛樂場所有有關的營運及行政費用之全額歸服務供應商所有。

自收購銀河以來，位於華都酒店之銀河娛樂場二零零五年來自博彩經營業務的收支資料如下：

	港幣千元
博彩收益淨額	1,570,687
所收小費及其他收入	12,207
利息收入	5,510
	1,588,404
營運費用	
向政府支付的特別博彩稅及基金	(628,882)
已付中介人的佣金及津貼	(611,322)
折舊及攤銷	(3,044)
員工成本	(108,304)

[illegible]的現金流量，本公司擁有足夠資金完成星際酒店和路氹城大型娛樂渡假中心的建設和開發。

建築材料業務

年內，建築材料業務繼續拓展中國內地市場，現時業務已遍及中國內地大部分主要城市。

儘管惟香港建築材料業務之經營環境不斷改善，惟年內建築工程項目減少導致建築材料之銷量仍處於低水平。另一方面，中國內地持續採取宏觀調控措施，以致本集團中國內地業務的銷售增長略受影響。因此，本年度營業額保持與去年相若的水平。本業務部門本年度錄得虧損相對去年度則錄得盈利。本年度之虧損淨額包括資產及商譽減值。此外，因採納新會計準則導致在二零零四年損益表內計入物業重估產生之特殊收益。假若撇除此等非經常項目，本年度純利實質與去年相若。

香港及澳門之建築材料業務

本年度香港經濟持續顯著增長，消費者開支增加；資產價格逐步回升。然而，停止定期賣地以及暫停西九龍及東九龍大型發展項目和若干其他大型基建項目，導致香港建築工程減少，因而影響年內建築材料需求。預期該等項目一旦動工，加上經濟蓬勃帶動物業發展市場增長，建築材料需求將會回復正常水平。因應上述業務環境，本部門透過業務收購，進一步擴展了香港建築材料業務。

此項收購不但可壯大建築材料業務的客戶基礎，發揮更理想的協同效應，同時更可讓本公司作出充分準備，在建築材料市場日後復甦時爭佔更大市場份額。

本公司佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修工程依原定計劃繼續進行。

澳門方面，旅遊、酒店及博彩行業在年內迅速增長，帶動澳門建築工程蓬勃發展。現有的經濟增長加上澳門政府推動澳門進一步發展的相關政策，使當地建築工程非常活躍，對優質建築材料之需求將大幅增加並持續增長。為掌握此難得商機，本公司已在澳門設立相關業務，向當地市場供應優質建築材料產品。該等業務已於年內帶來理想盈利貢獻。本集團將配合澳門日漸殷切的優質建築材料需求，進一步擴展澳門業務。

中國內地之建築材料業務

中央政府持續實施宏觀經濟調控措施，已成功修正過往數年的過熱經濟增長。年內原料價格更趨穩定。儘管宏觀經濟調控措施某程度上已減少中國內地建築工程量，但卻為日後的可持續增長奠下穩固基礎。長遠而言，本集團亦將會從中受惠。

儘管中國內地業務（尤其是上海預製混凝土業務）的銷量及盈利貢獻遜於去年，惟穩定的原材料成本有助本公司維持與去年相若之邊際利潤。

本集團投資於高門檻產品之策略於年內成果顯著。本集團與北京首鋼集團、雲南昆明鋼鐵集團、安徽馬鋼集團及廣東韶鋼集團合作產銷礦渣微粉之合營項目，均已帶來理想盈利貢獻。通過該等合營企業提供的礦渣微粉產品，在當地市場廣受歡迎。鑒於礦渣微粉需求漸見殷切，本集團將考慮進一步擴展生產設施以滿足需求。本集團亦將繼續於新市場發展及推廣礦渣微粉產品。

就本集團與昆明鋼鐵集團在雲南昆明產銷水泥的合營企業而言，其首階段發展進程已於年內為本集團帶來盈利貢獻。當地市場對水泥需求甚殷，預期現正動工興建的額外生產設施日後投產時，合營企業可為本集團帶來理想盈利貢獻。

受到宏觀調控措施影響，廣州市場的水泥需求下降，本集團的廣州水泥合營企業年內表現稍欠理想。本集團已採取積極措施，以改善成本效益及提高市場競爭力。

流動資金及財務資源

本集團之財務狀況於年內繼續保持強健。本集團於二零零五年十二月三十一日之股東權益為港幣14,932,000,000元，較二零零四年十二月三十一日港幣1,425,000,000元（經重列）增加約948%。本集團之總資產則增至港幣26,388,000,000元，於二零零四年十二月三十一日則為港幣2,415,000,000元（經重列）。

於二零零五年四月，本公司透過以先舊後新方式配售股份，按每股港幣8元發行了146,000,000股新股，集資約港幣1,137,000,000元。集資所得現金款項所得作為在二零零五年七月收購事項之用。

本集團之現金狀況繼續保持充裕。二零零五年十二月三十一日之現金及銀行結餘總額為港幣5,068,000,000元，二零零四年十二月三十一日則為港幣171,000,000元。

於二零零五年十二月三十一日，本集團的總債務為港幣7,587,000,000元，於二零零四年十二月三十一日則為港幣322,000,000元。本集團的總債務主要包括銀行貸款、定息票據、擔保票據及其他債務責任，大多以港幣及美元為單位。本集團對借貸進行監控，以確保順利償還款項直至到期日為止。

本集團之流動資金狀況繼續保持穩健，本集團深信可獲取充足資源應付承擔、營運資金需求及未來資產收購。

負債比率

負債比率定義為未償還之總借款金額扣除現金結餘與總資產（不包括現金結餘）相比。本集團於二零零五年十二月三十一日之負債比率處於12%之穩健水平，於二零零四年十二月三十一日則為7%。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主。故此，外匯風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。本集團並無投資於對本集團庫務管理而言不必要之其他衍生產品。

集團資產之抵押

賬面淨值港幣221,000,000元（二零零四年：港幣227,000,000元）之租賃土地及港幣259,000,000元（二零零四年：無）之銀行存款已作為銀行信貸之抵押。

或然負債

本公司已就附屬公司獲授信貸，以銀行為受益人簽立擔保，合共港幣534,000,000元（二零零四年：港幣290,000,000元）。於二零零五年十二月三十一日，已動用之信貸額為港幣124,000,000元（二零零四年：港幣105,000,000元）。

僱員及薪酬政策

於二零零五年十二月三十一日，本集團在香港、澳門及中國內地僱員總人數約3,944人（不包括聯營公司及共同控制實體）。僱員開支合共港幣232,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照澳門和中國內地市場的薪酬福利水平，釐定兩地員工的薪酬福利，並著重提供員工培訓及發展的機會。

購入、出售及贖回股份

本公司於截至二零零五年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其任何附屬公司亦未於截至二零零五年十二月三十一日止年度內購入或出售任何本公司之股份。

審核委員會

本公司審核委員會已審閱截至二零零五年十二月三十一日止年度之業績。本公司的核數師羅兵咸永道會計師事務所已就本集團截至二零零五年十二月三十一日止年度的初步業績公佈中所列數字與本集團本年度的綜合財務報表所載數字核對一致。羅兵咸永道會計師事務所就此執行的工作不構成根據香港會計師公會頒佈的香港核數準則、香港審閱聘用準則或香港核證聘用準則而進行的核證聘用。

企業管治

除守則條文第A.4.2條及第E.1.2條外，本公司已遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之企業管治常規守則（「守則條文」）。鑑於其他董事實際上每三年均會輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識；其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。另外，主席因另有要務，故未能出席本公司於二零零五年四月二十八日舉行之股東週年大會。

薪酬委員會

本公司已根據守則條文第B.1.1至B.1.5條之規定，於二零零六年一月二十七日成立薪酬委員會，並書面訂明職權範圍。

刊登進一步資料

載有上市規則所規定全部資料之本公司二零零五年年報，將於稍後時間分別在本公司及香港聯合交易所有限公司之網頁上刊載。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生，獨立非執行董事為張惠彬博士、顧志宏先生及葉樹林博士。

承董事會命
公司秘書
陳眉潔

香港，二零零六年四月十一日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

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